COMPANHIA FORÇA E LUZ CATAGUAZES LEOPOLDINA

RECEIVED
2005 OCT 20 P 4:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Praça Rui Barbosa, 80
36770-901 - Cataguases – MG
Brasil

October 3th, 2005

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

05011953

RE: Companhia Força e Luz Cataguazes Leopoldina
12g3-2(b) File No. 82-5147
CUSIP No. 20441V106 & 20441V205
SEC F-6 File No. 333-13370

Dear Mr. Zarb / Ms. Prieto:

We enclose a copy of the following documents of Companhia Força e Luz Cataguazes Leopoldina for your files:

1. ITR Quarterly financial statements due to the first half of 2005;
2. Material Fact, dated September 26th, 2005 and
3. Investor Relations Monthly Report, dated September 30th, 2005

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Sincerely,

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

MAURÍCIO PEREZ BOTELHO
Investor Relations Director

A copy has also been sent to The Bank of New York c/o Ms. Veronica Westberg

Investor Relations Monthly Report - September 30th, 2005 Edition

ICC issues Arbitration Award

On September 26th, 2005 Cataguazes-Leopoldina (CFLCL) was notified of the award decision pronounced by the Arbitration Court of the international Chamber of Commerce (ICC) under the Arbitration proceedings brought by Alliant Energy against CFLCL and its controlling shareholders Gipar S/A and Itacatu S/A on January 19th, 2004. Alleging breach of the Shareholders Agreement filed at the Company, Alliant asked an indemnification of roughly R$ 908 million. Although the arbitration award acknowledges that the resolutions adopted at the Extraordinary General Meeting held on December 9th, 2003 was in accordance with Brazilian Corporate Law, the award held the Shareholders Agreement had been violated. It also declared terminated Shareholders Agreement concerning the shareholder Alliant since December 9th, 2003, ordering the Defendants to pay Alliant approximately R$ 15 million in indemnification, plus half the arbitration proceeding costs, estimated at some USD 395 thousand (both adjusted by interest rate of Selic interest since December 9th 2003 and April 21st 2005 respectively).

The company is analyzing the award and the appropriate measures.

Consolidated operating revenue rises by 17.3%, amounting to R$ 1,222.4 million in eight months

The consolidated gross operating revenue posted by Cataguazes-Leopoldina reached R$ 1,222.4 million during the first eight months of 2005, which represents an increase of 17.3% on the same period in 2004. The greatest rise was the 184% increase to revenue from use of the distribution and transmission system (TUSD) by free consumers and other companies, which amounted to R$ 51.0 million against the R$ 17.9 million in the same period last year. If the demand by free consumers is considered, the consumption of electricity in the first eight months of 2005 in the concession areas of the Sistema Cataguazes-Leopoldina stands at 4,229 GWh, which represents a considerable increase of 6.6%, vis-à-vis the demand recorded in the same period in 2004.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January to August of 2005

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	260.5	71.7	342.4	76.2	430.1	1.222,4
Growth % (*)	23.2	21.1	11.0	7.2	17.1	17,3
Electricity Sales – GWh	704	187	1,388	378	1,572	4,229
Retail Market	610	187	1,079	315	1,489	3,680
• Residential	202	83	330	85	518	1.218
• Industrial	163	38	297	142	339	979
• Commercial	93	38	193	48	245	617
• Other classes	152	28	259	40	387	866
Free Consumers	94	-	309	63	83	549
Sales Increase - % (*)	+3.9	+0.3	+6.7	+5.9	+8.8	+6.6
• Residential	+3.0	+0.3	+5.3	+6.5	+5.2	+4.6
• Industrial	-16.7	-3.1	-16.4	-26.8	-26.9	-21.6
• Commercial	+7.4	+2.5	+5.4	+3.0	+9.4	+6.9
• Other classes	+3.7	+1.6	+7.5	+10.5	+13.3	+9.2

(*) In relation to the same period of 2004, with free consumers.

Saelpa's supply rates rise 14.26%

Aneel has authorized Sociedade Anônima de Eletrificação da Paraíba -Saelpa to increase electricity rates by 14.26% as from August 28. The increase does not embrace the effective PIS and Cofins costs of this company, which were removed from the composition base of the tariffs and passed on to the electricity prices charged to consumers. This latter effect represents an additional increase of 6.74% on on Saelpa's gross operating revenue.

Company Shares post yield of 21.1% in eight months

From the period January to August 2005, the class "A" preferred shares of Cataguazes-Leopoldina (code FLCL 5), with the highest liquidity on the Sao Paulo stock exchange, yielded 21.1% while the Bovespa index (Ibovespa) rose by 7.1%. The electricity index, in turn, rose by 16.7%.

For further clarifications and additional information, please do not hesitate to contact us

In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3429-6317
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Publicity Traded Corporation
Corporate Taxpayer Registration No. (CNPJ) 19.527.639/0001-58

MATERIAL FACT

In compliance with CVM Directive 358/2002, the administration of Companhia Força e Luz Cataguazes-Leopoldina ("Company") hereby gives notice that:

1. On September 26, 2005 the Company was notified of the decision pronounced by the Arbitration Court of the International Chamber of Commerce ("ICC") - ("Award"), under the arbitration proceedings brought by Alliant Energy Holdings do Brasil Ltda. ("Alliant") against the Company and its controlling shareholders Gipar S/A and Itacatu S/A ("Defendants") on January 19, 2004, in which indemnification of roughly R$908 million was claimed for the alleged breach of the Shareholders' Agreement filed at this Company ("Agreement");
2. Although the arbitration award acknowledges that the resolutions adopted at the Extraordinary General Meeting held December 9, 2003 complied with Brazilian Corporate Law, the award held the Defendants had violated the Agreement;
3. It accordingly annulled the Agreement concerning shareholder Alliant as from December 9, 2003, ordering the Defendants to pay Alliant approximately R$15 million in indemnification, plus half the arbitration proceedings costs, estimated at some USD 395 thousand, corrected according to the variation posted by the Selic interest rate since December 9, 2003 and April 21, 2005 respectively;
4. The administration shall continue to fully analyze the Award and the appropriate measures to be taken, and shall keep the market posted.

Cataguases, September 26, 2005.

Maurício Perez Botelho
Investor Relations Director

RECEIVED
2005 OCT 20 P 4:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia Força e Luz Cataguazes Leopoldina

Interim Financial Statements for the Quarter Ended June 30, 2005 and Independent Accountants' Review Report

Deloitte Touche Tohamtsu Auditores Independentes

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58
4 – STATE REGISTRATION NUMBER (NIRE) 31300040992		

01.02 - HEAD OFFICE

1 - ADDRESS			2 – SUBURB OR DISTRICT	
Praça Rui Barbosa, 80			Centro	
3 - POSTAL CODE 36770-901	4 – MUNICIPALITY Cataguases			5 - STATE MG
6 - AREA CODE 032	7 - TELEPHONE 3429-6000	8 - TELEPHONE 3429-6226	9 - TELEPHONE 3429-6282	10 - TELEX
11 - AREA CODE 032	12 – FAX 3429-6317	13 - FAX 3429-6480	14 – FAX -	
15 - E-MAIL stockinfo@cataguazes.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME				
Maurício Perez Botelho				
2 - COMPLETE ADDRESS (Street, number, etc.) Praça Rui Barbosa, 80			3 – SUBURB DISTRICT Centro	
4 - POSTAL CODE 36770-901	5 – MUNICIPALITY Cataguases			6 - STATE MG
7 - AREA CODE 032	8 - TELEPHONE 3429-6282	9 - TELEPHONE 3429-6226	10 - TELEPHONE 3429-6000	11 - TELEX
12 - AREA CODE 032	13 – FAX 3429-6480	14 - FAX 3429-6317	15 - FAX -	
15 - E-MAIL mbotelho@cataguazes.com.br				

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2005	12/31/2005	2	04/01/2005	06/30/2005	1	01/01/2005	03/31/2005

9 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
11 - PARTNER RESPONSIBLE	12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER REPONSIBLE
Iara Pasian	011.207.508-81

01.05 – CAPITAL COMPOSITION

1 - NUMBER OF SHARES (THOUSAND)	2 - CURRENT QUARTER 06/30/2005	3 - PRIOR QUARTER 03/31/2005	4 - SAME QUARTER IN PRIOR YEAR 06/30/2004
PAID-UP CAPITAL			
COMMON	51,218,232	51,218,232	51,218,232
PREFERRED	82,645,663	82,645,663	82,645,663
TOTAL	133,863,895	133,863,895	133,863,895
TREASURY SHARES			
COMMON	173,697	173,697	173,697
PREFERRED	2,608,274	2,608,274	2,608,274
TOTAL	2,781,971	2,781,971	2,781,971

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
2 – SITUATION OPERATING
3 - NATURE OF OWNERSHIP PRIVATE NATIONAL
4 - ACTIVITY CODE 112 – Electric energy services
5 - MAIN ACTIVITY Electricity distribution
6 - TYPE OF CONSOLIDATION FULL CONSOLIDATION
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS UNQUALIFIED

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - INCOME	5 - BEGINNING OF THE PAYMENT	6 - TYPE OF SHARE	7 - INCOME PER SHARE
01	Annual Shareholders ' Meeting	04/29/2005	Dividend	05/27/2005	Class A registered preferred	0,0002092000
02	Annual Shareholders ' Meeting	04/29/2005	Dividend	05/27/2005	Class B registered preferred	0,0001255000

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (R$ thousand)	4 - AMOUNT OF THE ALTERATION (R$ thousand)	5 - NATURE OF ALTERATION	6 - NUMBER OF SHARES ISSUED (R$ thousand)	7 - SHARE PRICE ON ISSUE DATE (R$)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 – SIGNATURE
08/12/2005	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 - 06/30/2005	4 - 03/31/2005
1	TOTAL ASSETS	952,150	1,012,676
1.01	CURRENT ASSETS	90,591	98,677
1.01.01	CASH AND CASH EQUIVALENTS	26,486	26,958
1.01.01.01	CASH AND BANKS	1,842	3,442
1.01.01.02	TEMPORARY CASH INVESTMENTS	24,644	23,516
1.01.02	RECEIVABLES	40,263	42,746
1.01.02.01	CONSUMERS AND CONCESSIONAIRES	51,167	50,383
1.01.02.02	NOTES RECEIVABLE	2,564	3,671
1.01.02.03	(-) ALLOWANCE FOR DOUBTFUL ACCOUNTS	(13,468)	(11,308)
1.01.03	INVENTORIES	283	367
1.01.04	OTHER	23,559	28,606
1.01.04.01	RECOVERABLES TAXES	7,980	6,375
1.01.04.02	PREPAID EXPENSES	8,722	11,450
1.01.04.03	LOW-INCOME CONSUMERS	2,173	2,270
1.01.04.04	SUNDRY RECEIVABLES	4,283	3,952
1.01.04.06	OTHER	401	4,559
1.02	LONG-TERM ASSETS	163,527	143,188
1.02.01	SUNDRY RECEIVABLES	20,057	19,537
1.02.01.01	CONSUMERS AND CONCESSIONAIRES	11,661	11,965
1.02.01.02	NOTES RECEIVABLES	8,396	7,572
1.02.02	SUBSIDIARIES AND RELATED PARTIES	80,206	62,219
1.02.02.01	AFFILIATED COMPANIES	-	-
1.02.02.02	SUBSIDIARIES	80,206	62,219
1.02.02.03	OTHER RELATED PARTIES	-	-
1.02.03	OTHER	63,264	61,432
1.02.03.01	ESCROW DEPOSITS	557	556
1.02.03.02	TAX CREDITS	39,730	40,006
1.02.03.03	RECOVERABLE TAXES	2,924	2,464
1.02.03.05	PREPAID EXPENSES	19,040	17,301
1.02.03.07	OTHER	1,013	1,105
1.03	PERMANENT ASSETS	698,032	770,811
1.03.01	INVESTMENTS	510,781	589,962
1.03.01.01	IN AFFILIATED COMPANIES	9,979	9,979
1.03.01.01.01	CIA. INDUSTRIAL CATAGUASES	9,979	9,979
1.03.01.02	IN SUBSIDIARIES	500,647	579,883
1.03.01.02.01	ENERGISA S/A	392,676	376,675
1.03.01.02.02	MULTIPAR S/A	1,492	1,311
1.03.01.02.03	MULTIAGRO LTDA	373	375
1.03.01.02.04	CIA. DE ELETRICIDADE DE NOVA FRIBURGO	26,330	25,437
1.03.01.02.05	GOODWILL ON ACQUISITION OF CENF	33,096	33,396
1.03.01.02.07	CAT-LEO CONSTRUÇÕES, IND E SERVIÇOS	46,416	11,733
1.03.01.02.08	MCL CABO S/A	0	533
1.03.01.02.09	CAT-LEO ENERGIA S/A	0	130,802
1.03.01.02.10	CATAGUAZES SERVIÇOS AÉREOS	264	154

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 - 06/30/2005	4 - 03/31/2005
1.03.01.02.11	(-) VALUATION ALLOWANCE	0	(533)
1.03.01.03	OTHER INVESTMENTS	155	100
1.03.01.03.01	OTHER	155	100
1.03.02	PROPERTY, PLANT AND EQUIPMENT	185,297	178,842
1.03.02.01	HYDROELECTRIC GENERATION	67,105	67,040
1.03.02.02	TRASMISSION SYSTEM ASSOCIATED WITH GENERATION	21,117	15,223
1.03.02.03	DISTRIBUTION – LINES, NETWORKS AND SUBSTATIONS	266,160	264,205
1.03.02.04	DISTRIBUTION – SALES	3,925	3,925
1.03.02.05	ADMINISTRATION	30,291	29,640
1.03.02.07	PROPERTY, PLANT AND EQUIPMENT IN SERVICE	22,043	19,913
1.03.02.08	(-) ACCUMULATED DEPRECIATION	(143,973)	(140,136)
1.03.02.09	(-) SPECIAL LIABILITIES	(81,371)	(80,968)
1.03.03	DEFERRED CHARGES	1,954	2,007
1.03.03.01	SOFTWARE ACQUISITION COST	3,115	3,027
1.03.03.02	(-) ACCUMULATED AMORTIZATION	(1,161)	(1,020)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 - 06/30/2005	4 - 03/31/2005
2	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	952,150	1,012,676
2.01	CURRENT LIABILITIES	259,586	297,996
2.01.01	LOANS AND FINANCING	111,265	138,948
2.01.02	DEBENTURES	94,363	90,685
2.01.03	SUPPLIERS	22,655	25,661
2.01.04	TAXES PAYABLE	19,478	25,399
2.01.04.01	ICMS (STATE VAT)	8,352	7,739
2.01.04.02	PAYROLL CHARGES	479	1,051
2.01.04.03	IRRF (WITHHOLDING INCOME TAX)	880	1,527
2.01.04.04	PIS AND COFINS	6,775	11,248
2.01.04.05	TAXES IN INSTALLMENTS	2,502	3,660
2.01.04.06	OTHER	490	174
2.01.05	DIVIDENDS PAYABLE	0	0
2.01.06	ACCRUED LIABILITIES	2,538	2,110
2.01.06.01	ACCRUED VACATION AND 13TH SALARY	2,538	2,110
2.01.07	PARENT COMPANY SUBSIDIARIES AND RELATED PARTIES	0	0
2.01.08	OTHER	9,287	15,193
2.01.08.01	PAYROLL	0	0
2.01.08.02	PROFIT SHARING PAYABLE	572	1,048
2.01.08.03	CONSUMER CHARGES	1,768	1,699
2.01.08.04	DIVIDENDS/INTEREST ON CAPITAL	56	5,423
2.01.08.05	DEBT CHARGES	2,124	1,981
2.01.08.06	LOW INCOME CONSUMERS	99	107
2.01.08.07	OTHER	4,668	4,935
2.02	LONG-TERM LIABILITIES	352,295	414,951
2.02.01	LOANS AND FINANCING	28,206	31,265
2.02.01.01	FINANCIAL INSTITUTIONS	28,206	31,265
2.02.02	DEBENTURES	55,414	70,434
2.02.03	PROVISIONS	0	0
2.02.04	PARENT COMPANY SUBSIDIARIES AND RELATED PARTIES	244,949	288,218
2.02.05	OTHER	23,726	25,034
2.02.05.01	TAXES PAYABLE	0	0
2.02.05.02	TAXES IN INSTALLMENTS	8,621	8,541
2.02.05.03	PROVISION FOR CONTINGENCIES	3,019	2,998
2.02.05.04	SUPPLIERS	9,227	10,514
2.02.05.05	OTHER	2,859	2,981
2.03	DEFERRED INCOME	-	-
2.05	SHAREHOLDERS' EQUITY	340,269	299,729
2.05.01	CAPITAL	279,977	279,977
2.05.01.01	COMMON SHARES	107,123	107,123
2.05.01.02	CLASS A PREFERRED SHARES	172,324	172,324
2.05.01.03	CLASS B PREFERRED SHARES	530	530
2.05.02	CAPITAL RESERVES	26,932	26,932
2.05.02.01	MONETARY RESTATEMENT OF CAPITAL	9,837	9,837
2.05.02.02	GOODWILL ON ACQUISITION OF SHARES	6,057	6,057
2.05.02.03	SPECIAL MONETARY RESTATEMENT	378	378
2.05.02.04	INTEREST ON PROPERTY, PLANT AND EQUIPMENT IN PROGRESS	6,386	6,386

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 - 06/30/2005	4 - 03/31/2005
2.05.02.05	RESERVE FOR INVESTMENT GRANTS	9,927	9,927
2.05.02.06	TREASURY STOCK	(5,653)	(5,653)
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	SUBSIDIARIES/AFFILIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	766	766
2.05.04.01	LEGAL	766	766
2.05.04.02	STATUTORY	0	0
2.05.04.03	FOR CONTINGENCIES	0	0
2.05.04.04	UNREALIZED PROFIT	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNPAID DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	32,594	(7,946)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

03.01 - STATEMENTS OF OPERATIONS (In thousands of Brazilian Reais, except for income (loss) per share)

1 - CODE	2 – DESCRIPTION	3 - FROM 04/01/2005 TO 06/30/2005	4 - FROM 01/01/2005 TO 06/30/2005	5 - FROM 04/01/2004 TO 06/30/2004	6 - FROM 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	102,116	193,730	76,522	152,467
3.01.01	ELECTRICITY SALES TO FINAL CONSUMERS	81,565	163,107	70,119	139,747
3.01.02	ELECTRICITY SALES TO DISTRIBUTORS	13,006	14,114	922	2,157
3.01.03	ELECTRICITY NETWORK USAGE CHARGES	4,207	9,923	2,033	3,983
3.01.04	OTHER	3,338	6,586	3,448	6,580
3.02	DEDUCTIONS	(25,873)	(52,565)	(23,105)	(45,206)
3.02.01	ICMS (STATE VAT)	(17,125)	(36,153)	(14,586)	(29,326)
3.02.02	PIS (TAX ON REVENUE)	(1,102)	(2,553)	(1,254)	(2,739)
3.02.03	COFINS (TAX REVENUE)	(6,595)	(11,769)	(6,175)	(10,943)
3.02.04	GLOBAL RESERVE FOR REVERSION QUOTA (RGR)	(921)	(1,834)	(958)	(1,918)
3.02.05	ISS (SERVICE TAX)	(130)	(256)	(132)	(280)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	76,243	141,165	53,417	107,261
3.04	COST OF SALES AND/OR SERVICES	(55,636)	(96,139)	(37,829)	(74,468)
3.04.01	ELECTRICITY PURCHASED FOR RESALE	(37,448)	(60,619)	(24,512)	(47,569)
3.04.02	ELECTRIC POWER TRANSMISSION	(4,779)	(9,589)	(1,831)	(3,630)
3.04.03	PERSONNEL AND MANAGEMENT	(3,455)	(6,426)	(2,717)	(5,828)
3.04.04	PENSION PLAN	(17)	(53)	(61)	(104)
3.04.05	MATERIAL	(727)	(1,394)	(689)	(1,276)
3.04.06	OUTSIDE SERVICES	(481)	(893)	(1,554)	(2,121)
3.04.07	FUEL USAGE QUOTA (CCC)	(2,174)	(4,379)	(1,883)	(3,933)
3.04.08	POWER DEVELOPMENT ACCOUNT (CDE)	(1,749)	(3,534)	(1,152)	(2,228)
3.04.09	DEPRECIATION AND AMORTIZATION	(3,464)	(6,890)	(2,754)	(5,552)
3.04.10	PROVISION FOR CONTINGENCIES	(210)	(127)	10	(45)
3.04.11	OTHER EXPENSES	(574)	(1,307)	(616)	(1,330)
3.04.12	COST OF SERVICES PROVIDED TO THIRD PARTIES	(558)	(928)	(70)	(852)
3.05	GROSS PROFIT	20,607	45,026	15,588	32,793
3.06	OPERATING INCOME/(EXPENSES)	(16,570)	(49,216)	(23,482)	(45,834)
3.06.01	SELLING EXPENSES	(2,903)	(4,909)	(588)	(2,130)
3.06.01.01	PERSONNEL AND MANAGEMENT	(259)	(484)	(254)	(457)
3.06.01.02	PENSION PLAN	(1)	(3)	(3)	(6)
3.06.01.04	OUTSIDE SERVICES	(402)	(748)	(320)	(586)
3.06.01.06	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(2,241)	(3,674)	(10)	(1,073)
3.06.01.10	OTHER EXPENSES	0	0	(1)	(8)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(9,462)	(21,263)	(9,341)	(16,854)
3.06.02.01	PERSONNEL AND MANAGEMENT	(2,734)	(5,649)	(3,430)	(5,326)
3.06.02.02	PENSION PLAN	(16)	(51)	(61)	(103)
3.06.02.03	MATERIAL	(299)	(677)	(193)	(334)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

03.01 - STATEMENTS OF OPERATIONS (In thousands of Brazilian Reais, except for income (loss) per share)

1 - CODE	2 – DESCRIPTION	3 - FROM 04/01/2005 TO 06/30/2005	4 - FROM 01/01/2005 TO 06/30/2005	5 - FROM 04/01/2004 TO 06/30/2004	6 - FROM 01/01/2004 TO 06/30/2004
3.06.02.04	OUTSIDE SERVICES	(4,750)	(11,493)	(3,153)	(7,131)
3.06.02.05	DEPRECIATION AND AMORTIZATION	(660)	(1,321)	(524)	(1,057)
3.06.02.06	PROVISION FOR CONTINGENCIES	0	0	(600)	(600)
3.06.02.10	OTHER EXPENSES	(1,003)	(2,072)	(1,380)	(2,303)
3.06.03	FINANCIAL	(29,349)	(59,521)	(19,611)	(43,441)
3.06.03.01	FINANCIAL INCOME	3,940	6,572	2,064	3,495
3.06.03.02	FINANCIAL EXPENSES	(33,289)	(66,093)	(21,675)	(46,936)
3.06.04	OTHER OPERATING INCOME	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	(300)	(600)	(224)	(447)
3.06.05.01	GOODWILL AMORTIZATION	(300)	(600)	(224)	(447)
3.06.06	EQUITY IN SUBSIDIARIES	25,444	37,077	6,282	17,038
3.07	INCOME FROM OPERATIONS	4,037	(4,190)	(7,894)	(13,041)
3.08	NONOPERATING INCOME (EXPENSES)	36,779	37,060	85	371
3.08.01	INCOME	176,128	176,446	408	698
3.08.02	EXPENSES	(139,349)	(139,386)	(323)	(327)
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	40,816	32,870	(7,809)	(12,670)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(276)	(276)	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING/ CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.01.01	MANAGEMENT	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS)	40,540	32,594	(7,809)	(12,670)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	131,081,924	131,081,924	131,081,924	131,081,924
	INCOME PER SHARE (IN BRAZILIAN REAIS)	0.00031	0.00025		
	LOSS PER SHARE (IN BRAZILIAN REAIS)			(0.00006)	(0.00010)

Amounts in thousands of Brazilian reais - R$, unless otherwise stated.

1 Operations

Companhia Força e Luz Cataguazes-Leopoldina - CFLCL is a concessionaire of electric energy public services, operating in 67 municipalities in the State of Minas Gerais and one in the State of Rio de Janeiro, providing services to approximately 309,892 consumers (quantity not reviewed by independent auditors).

Companhia Força e Luz Cataguazes-Leopoldina is also the Parent Company of other companies. The ownership percentages and information on these subsidiaries are shown in Notes 3, 13 and 14.

As of June 30, 2005, the Company reported negative working capital of R$168.995 (R$199.319 in March 2005) for the Parent Company, and of R$502.601 (R$602.847 in March 2005) on a consolidated basis. As part of the debt rescheduling program, on April 14, 2005, CFLCL sold 100% of the shares of Cat-Leo Energia S/A for R$175,931. This operation, in addition to generating a book profit of R$36,742, resulted in the reduction in consolidated indebtedness of CFLCL in the amount of R$89,325, with the transfer of financing from the BNDES (see note 24). Subsequently, in July 2005, there was the financial settlement of the sale of receivables of CFLCL and its subsidiaries CENF, Energipe, CELB and Saelpa for the first series of the Receivables Investment Fund of Cataguazes-Leopoldina (Cataguazes-Leopoldina FIDC), in the total amount of R$210,000. On August 12, 2005, CFLCL, Energipe, CELB and Saelpa raised, through Bank Credit Notes (CCB), the amount of R$130,000, of which R$90,000 will be released in August of this year. The remaining amount (R$40,000) is expected to be released in the third quarter of 2005 (see note 25).

Shown below is the working capital as of June 30, 2005, adjusted for the above-mentioned operations and debt amortization, as well as the recognition of current payables of the FIDC and CCB:

	06/30/2005		06/30/2005 (adjusted)	
	Parent Company	Consolidated	Parent Company	Consolidated
Current Assets	90,591	606,383	74,858	657,397
Current Liabilities	259,586	1,108,984	197,831	892,558
Working Capital	(168,995)	(502,601)	(122,973)	(235,161)

Standard & Poor's – a risk analysis consulting firm – assigned the rating "brAAf" on its Brazil National Scale to the Cataguazes-Leopoldina FIDC. The credit quality rating "brAAf" indicates that the Fund's securities are strongly protected against losses caused by default. This Standard & Poor's classification is based on analyses of factors such as general credit quality of the portfolio, in addition to risks associated with interest rates, credit quality and liquidity of the fund.

Based on the resolutions of the Debenture Holders' Meeting held in June 2005, CFLCL redeemed in advance 35 debentures of the 1st series and 4 debentures of the 2nd series from the 6th issue on July 14, 2005. The redemption operation involved the amount of R$18,891 (see note 25).

Despite these operations, management is endeavoring to improve the capital structure of Cataguazes-Leopoldina companies, by seeking ways to further reduce the costs of short-term debts and, consequently, extend payment terms, which, coupled with the generation of profits as per budgets and internal projections, should be sufficient to ensure adequate liquidity and reduce significantly the needs for refinancing liabilities.

2 Presentation of Interim Financial Statements

The interim financial statements were prepared in accordance with accounting practices laid down by the Brazilian corporate law, regulations and provisions of the Brazilian Securities Commission - CVM - and specific legislation applicable to concessionaires of electric energy public services, established by the National Electric Energy Agency – ANEEL, mainly the Accounting Manual for the Electric Energy Sector. For the

preparation of the quarterly information (ITR), the accounting practices adopted are consistent with those used in preparing the financial statements as of December 31, 2004, published in the Official Gazette on March 29, 2005. Accordingly, the quarterly information (ITR) should be read together with the referred annual financial statements.

3 Consolidated Interim Financial Statements

The consolidated financial statements include the accounts of the following subsidiaries:

	Ownership interest: June 2005 and March 2005
Energisa S.A. ("Energisa") (1)	50.07
Companhia de Eletricidade de Nova Friburgo ("CENF")	59.47
Multipar S.A.	99.96
Multiagro Ltda.	66.67
Teleserv S.A	99.10
MCL Cabo S.A.	99.42
Cat-Leo Construções, Industria e Serviços de Energia S.A (2)	99.99
Cataguazes Serviços Aéreos de Prospecção S.A	72.80

(1) Parent Company of Energipe (99.62% of voting capital and 99.64% of total capital). Energipe is the parent company of CELB (99.13% of voting capital and 88.85% of total capital) and of Pbpart SE1 S.A. (50.10% of total and voting capital) which controls Saelpa (97.55% of voting capital and 82.83% of total capital).

(2) This company received, on November 30, 2004, the assets derived from the spin-off of Cat-Leo Energia S.A., including the investment in Usina Termelétrica de Juiz de Fora S.A. (50% of total and voting capital).

The consolidated interim financial statements were prepared based on the interim financial statements of the subsidiaries as of the same date of the Parent Company's and in accordance with the consolidation criteria provided for in the Brazilian Securities Commission - CVM Instruction No. 247/96 and include the accounts of the jointly-owned subsidiary UTEJF. As this subsidiary is a joint investment (each partner has 50% of capital), consolidation comprises 50% of the balance sheet and income statement accounts of UTEJF. Reconciliation between net income (loss) and shareholders' equity reported by Company and that reported on a consolidated basis is as follows:

	Net income (loss)		Shareholders' equity	
	06/30/2005	06/30/2004	06/30/2005	03/31/2005
Parent Company	32,594	(12,670)	340,269	299,729
Unrealized profit on transactions with subsidiaries (mainly sale of shareholding interest)	-	-	(33,349)	(33,709)
Profit realization	720	770	-	-
Consolidated	33,314	(11,900)	306,920	266,020

4 Consumer and concessionaires

	Parent Company		Consolidated	
Consumer categories	**06/30/2005**	**03/31/2005**	**06/30/2005**	**03/31/2005**
Residential	9,758	10,446	63,316	63,891
Industrial	16,875	14,925	55,219	52,380
Commercial, services and other activities	4,679	5,123	34,538	33,708
Rural	2,540	2,263	25,249	24,678
Public sector:				
Federal	25	26	6,409	7,665
State	255	269	8,395	10,040
Municipal	937	989	8,258	9,877
Public lighting	1,753	1,782	25,903	28,725
Public service	1,133	1,167	10,655	12,867
Periodic tariff adjustment	-	-	10,305	10,848
Others	4,215	7,312	14,269	11,375
Subtotal – consumers	**42,170**	**44,302**	**262,516**	**266,054**
Concessionaires (*)	13,810	10,965	37,693	42,842
Unbilled Sales	6,848	7,081	45,069	46,544
Total	**62,828**	**62,348**	**345,278**	**355,440**
Current portion	51,167	50,383	309,863	321,266
Long-term portion	11,661	11,965	35,415	34,174

(*) Includes electricity sold on the Electric Power Trade Chamber (CCEE).

The Company and its subsidiaries CENF, Energipe, CELB and Saelpa recorded the allowance for doubtful accounts, following the technical criteria established by ANEEL.

5 Periodic tariff adjustment

CFLCL and CENF

The tariff adjustments effective June 18, 2004 for CFLCL and CENF (12.66% with Xe factor 1.579% and 18.00% with Xe factor 1.886%, respectively) were established on a provisional basis and are in the process of definitive validation by ANEEL.

ENERGIPE

ANEEL, through Ratifying Resolution No. 13, of January 31, 2005, set the final result of the first periodic tariff revision of the indirect subsidiary CELB at 9.30% with Xe factor of 0.5432%, effective February 4, 2005.

ANEEL, through Resolution No. 094, of April 18, 2005, definitively ratified the result of the first periodic tariff revision of Energipe. Based on this Resolution, the energy tariffs were adjusted by 33.64% with a Xe factor of 1.0971%, effective April 22, 2003.

To ensure reasonableness of tariff and economic-financial balance of the concession contract, the increase in Portion B revenue derived from the tariff adjustment will be applied in annual installments as detailed below:

I - On April 22, 2003, the energy tariffs were adjusted by 29.71%, which would correspond to the percentage resulting from the calculation of the concessionaire's annual tariff adjustment rate; and

II - In the annual tariff adjustments to be ratified for 2004 to 2007, annual installments of R$5,172 would be added to the Portion B of each year, related to the date of the periodic tariff revision of Energipe. Thus, the amount to be added to the tariffs in the 2004-2007 period would be R$20,688. These amounts are restated based on IGP-M (General Market Price Index).

However, Ratifying Resolution No. 103, of April 20, 2004 (provisional), which amended Resolution No. 199 of April 16, 2003 (also provisional), established annual installments to be added to Portion B in the amount of R$7,768 (R$31,072 for the 2004-2007 period).

Energipe recognized the Portion B revenue divided in installments by the Regulatory Agency according to the impact on the tariff for each year, following Resolution No. 103. As of December 31, 2004, the recognized amount was R$24,850.

With the publication of ANEEL Resolution No. 094, Energipe recalculated the revenue already recognized as of December 31, 2004, and reversed in the quarter ended March 31, 2005 the excess revenue in the amount of R$8,599, of which R$7,715 from the caption "Electricity sales to final consumers" and R$884 from "Other financial income".

Thus, the Portion B revenue recognized as of June 30, 2005 is R$20,158, of which R$3,847 as revenue in the period. Of the amount of R$20,158, Energipe has already passed on R$9,853 to its consumers, and the difference of R$10,305 is recorded under the caption "Consumers and concessionaires" in Consolidated.

CELB

ANEEL, through Ratifying Resolution No. 13, of January 31, 2005, set the final result of the first periodic tariff revision of the indirect subsidiary CELB at 9.30% with Xe factor of 0.5432%, effective February 4, 2005.

6 Extraordinary tariff recovery - consolidated

Based on ANEEL Resolutions Nos. 480, 481, 482 and 483 of August 2002 and No. 1 of January 12, 2004, the approved amounts related to the extraordinary tariff recovery, free energy and Portion A are comprised as follows:

	Consolidated			
Description	Extraordinary tariff recovery	Free energy	Portion A	Total
Resolutions Nos.	480/02, 481/02 e 1/04	1/04 e 45/04	482/02 e 1/04	
Ratified amount	107,418	70,781	13,667	191,866
Accumulated monetary restatement	50,778	25,573	10,085	86,436
Accumulated amortization	(100,209)	(49,104)	(8,036)	(157,349)
Provision for losses	(1,571)	(632)	-	(2,203)
Balances at March 31, 2005	56,416	46,618	15,716	118,750
Monetary restatement for the period	2,559	2,402	718	5,679
Amortization for the period	(6,773)	(6,251)	-	(13,024)
Provision for losses	(785)	(342)	-	(1,127)
Balances at June 30, 2005	51,417	42,427	16,434	110,278
Current portion	21,436	24,742	9,206	55,384
Long-term portion	29,981	17,685	7,228	54,894

7 Notes receivable

Refers to past-due electric energy accounts receivable, renegotiated with consumers through Acknowledgement of Debt agreements, subject to variation of the IGP-M (General Market Price Index) plus market interest. As of June 30, 2005, the balances are as follows:

	Parent Company		Consolidated	
	06/30/2005	03/31/2005	06/30/2005	03/31/2005
Current portion	2,564	3,671	42,536	39,412
Long-term portion	8,396	7,572	82,494	78,146
Notes receivable	10,960	11,243	125,030	117,558
Allowance for doubtful accounts (*)	(1,619)	(1,136)	(20,807)	(21,974)

(*) Of the balance of notes receivable, the Company and its subsidiaries recorded an allowance as part of the caption "Allowance for doubtful accounts" in current assets and long-term assets.

8 Renegotiated receivables – consolidated

Creditor	Debtor	Credit as of 06/30/2005	Monthly installments	Annual restatement index	Credit as of 03/31/2005
Saelpa	Cia. de Água e Esgotos da Paraíba – CAGEPA	19,083	99	IPCA	19,277
Saelpa	Government of the State of Paraíba	48.303	98	IPCA	49.787
Total		67.386			69.064
Current portion		9.238			10,040
Long-term portion		58.148			59,024

9 Recoverable taxes

	Parent Company		Consolidated	
	06/30/2005	03/31/2005	06/30/2005	03/31/2005
ICMS (State VAT)	3,761	3,107	25,649	25,322
IRRF (withholding income tax)	1,840	1,407	6,665	4,793
IRPJ (corporate income tax)	1,341	1,656	17,286	9,372
CSSL (social contribution tax)	239	208	1,209	716
Pis and Cofins (taxes on revenue)	3,665	2,408	21,964	18,700
Other	58	53	1,240	1,373
	10,904	8,839	74,013	60,276
Current portion	7,980	6,375	49,965	40,241
Long-term portion	2,924	2,464	24,048	20,035

10 Prepaid expenses

	Parent Company		Consolidated	
	06/30/2005	03/31/2005	06/30/2005	03/31/2005
Regulatory effects of Pis e Cofins (*)				
.PIS (December 2002 to June 2005)	2,717	2,278	8,616	9,125
.COFINS (February 2004 to June 2005)	6,721	4,965	33,225	24,038
Financial charges	2,437	2,974	3,972	4,662
Recoverable cost variations – Portion A (CVA)	5,934	8,739	57,858	41,269
Compensation portion	9,227	9,228	12,077	12,078
Other	726	567	4,624	4,617
	27,762	28,751	120,372	95,789
Current portion	8,722	11,450	64,339	48,128
Long-term portion	19,040	17,301	56,033	47,661

(*) In view of changes introduced by Laws No. 10,833/2003 and No. 10,637/2002, which increased the rate of Cofins (tax on revenue) from 3% to 7.6%, and of PIS (tax on revenue) from 0.65% to 1.65%, CFLCL and its subsidiaries recognized in 2004 the effects of the increase in PIS and Cofins not considered in the tariff adjustment, recorded in long-term assets with a corresponding entry in operating revenue deductions – PIS and Cofins, which were adjusted based on variation of the IGP-M (General Market Price Index). These amounts are pending ratification by ANEEL.

11 Receivables – Fuel gas (consolidated)

According to the fuel gas purchase contract entered into by and between the jointly-owned subsidiary Usina Termelétrica de Juiz de Fora S.A. (UTEJF) and Companhia de Gás de Minas Gerais – Gasmig, a volume of 70% of the contracted amount of gas must be paid, whether consumed or not (take or pay), and UTEJF can take the gas over a period of up to 7 years.

As of the six-month period ended June 30, 2005, the amount of R$ 26,220 (R$24,463 in March 31, 2005), has been advanced, corresponding to the equity interest in the jointly-owned subsidiary, equivalent to 192,918 thousand m3 (cubic meters) of natural gas. This credit is not being used, since the jointly-owned subsidiary believes that it is more profitable to acquire electricity from the Electric Power Trade Chamber (CCEE) than effectively generate such electricity for distribution. However, Management has already started negotiations with the gas suppliers to seek other ways to use the total accumulated credit. Based on the expectation of success in the ongoing negotiations and internal operating projections, Management expects to realize the total asset.

12 Tax credits

These represent tax credits for tax loss carryforwards.

On July 1, 2002, CVM issued Instruction N° 371/02, which established new criteria for valuation and disclosure of deferred tax credits. In accordance with the provisions contained in said Instruction, the realization of tax credits, Company and consolidated, is estimated as follows:

	Realization of tax credits	
Estimated realization	Parent Company	Consolidated
2005	1,364	7,916
2006	1,260	27,299
2007	2,650	35,952
2008	3,956	47,793
2009	4,571	33,023
2010	5,435	5,435
2011	6,098	6,098
2012	6,419	6,597
2013	7,977	11,491
Total recorded	39,730	181,604

In 2002 the jointly-controlled subsidiary Usina Termelétrica de Juiz de Fora S.A. - UTEJF recognized income and social contribution tax credits totaling R$9,436, corresponding to the Company's interest in this subsidiary. The jointly-controlled subsidiary's losses were primarily due to the fact that approximately 50% of its installed capacity had not been sold. Beginning 2003, UTEJF's total production had already been contracted, which, according to management's studies and projections, will enable the subsidiary to realize the tax credits recorded. Since December 31, 2003, the jointly-controlled subsidiary generated taxable income and was able to offset R$4,823 of the tax credit recorded in 2002.

In the last years, CFLCL has reported tax loss carryforwards. Thus, the Company has recorded tax credits as of June 30, 2002, according to CVM Resolution No. 273. From that date, since the Company did not meet the requirements of CVM Instruction No. 371, it did not recognize tax credits amounting to R$26,428 (R$31,141 in March 2005), which, according to internal projections, are estimated to be realized beginning 2013.

The subsidiary Energipe, which also had recognized tax credits as of June 30, 2002 according to the provisions of CVM Resolution No. 371, beginning this current year, recognized tax credits in the amount of R$13,368 for the period from July 1, 2002 to June 30, 2005.

Income and social contribution taxes credits (charges) to income, as well as the offset of the tax credits, are set out as follows:

	Parent Company		Consolidated	
Taxes per statement of income	06/30/2005	06/30/2004	06/30/2005	06/30/2004
Income (loss) before income and social contribution taxes	32,870	(12,670)	88,335	18,678
Income (expense) from income and social contribution taxes calculated at statutory tax rates	(11,176)	4,308	(30,034)	(6,350)
Adjustments:				
Permanent differences – equity in subsidiaries	12,606	5,793	-	-
Tax credits not recognized in accordance with CVM instruction No. 371/02	(1,092)	(9,504)	(1,092)	(9,873)
Tax credits for prior periods recognized according to CVM Instruction No. 371/02	-	-	13,368	-
Reduction in income tax and surtax (*)	-	-	10,355	5,903
Other	(614)	(597)	365	(611)
Expense of deferred income and social contribution taxes	(276)	-	(7,038)	(10,931)
	06/30/2005	**03/31/2005**	**06/30/2005**	**03/31/2005**
Tax credit per balance sheet				
Tax loss carryforwards – Income tax	49,800	53,557	156,324	168,282
Tax loss carryforwards – Social contribution tax	16,358	17,590	51,708	55,663
Total	66,158	71,147	208,032	223,945
Tax credits not recognized in accordance with CVM instruction No. 371	(26,428)	(31,141)	(26,428)	(31,141)
Total	39,730	40,006	181,604	192,804

(*) The subsidiaries Energipe, Saelpa and CELB filed a request with the Northeast Development Agency (ADENE, formerly Sudene) and obtained in 2004 an income tax and surtax reduction starting in 2003 (CELB e Saelpa) and in 2004 (Energipe), through ADENE Reports No. 112 and No. 113/2004 - Saelpa, No. 094/2004 – CELB, and No. 0106/2005 - Energipe.

The reduction in income tax and surtax due by the subsidiaries, relating to the six-month period ended June 30, 2005, is R$4,874 for Energipe, R$4,493 for Saelpa and R$988 for CELB, which were recorded as Capital Reserve in shareholders' equity of the subsidiaries. The increase in assets of the subsidiaries was recorded by CFLCL as equity in subsidiaries in the statement of operations.

13 Investments

	Parent Company		Consolidated	
	06/30/2005	03/31/2005	06/30/2005	03/31/2005
Investments in subsidiaries/affiliates	467,551	547,020	-	154
Goodwill on acquisition of investments	33,096	33,396	-	-
Investments stated at cost	10,134	10,079	10,628	10,568
(-) Provision for loss on investments	-	(533)	(533)	(533)
	510,781	589,962	10,095	10,189

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

Information on investments in subsidiaries is as follows:

	Energisa S.A.	CENF	Multipar S.A.	Multiagro Ltda.	Teleserv S.A.(1)	Mcl Cabo S.A.	Cat-Leo Energia S.A. (2)	Cataguazes Serv. Aéreos (3)	Cat-Leo Serviços S.A. (4)	06/30/2005	06/30/2004
Capital	755,904	21,000	3,553	5,550	1,140	634	98,966	120	45,889		
Number of shares and sharequotas held (thousand):											
Common	18,991	57,509	3,531	-	38	113	146,870	8	45,889		
Preferred	-	-	1	-	75	15	-	79	-		
Sharequotas	-	-	-	3,700	-	-	-	-	-		
Interest (%)	50,07	59,47	99,96	66,67	99,10	99,42	99,99	72,80	99,99		
Net income (loss)	43,849	4,681	387	9	(10)	-	-	159	1,398		
Shareholders' equity (deficit)	784,254	44,275	1,493	559	(2,557)	536	-	363	46,416		
Equity in subsidiaries	21,956	2,784	386	6	(10)	-	10,441	116	1,398	37,077	17,038
Investments	392,676	26,330	1,492	373	-	-	-	264	46,416	467,551	547,020

(1) The Company recorded a provision for shareholders' deficit in its subsidiaries Teleserv S.A. in the amount of R$2,534 (R$2,408 in March 2005), recorded in the account "Other payables" in long-term liabilities.
(2) As stated in note 23, the ownership control of Cat-Leo Energia S.A. was negotiated through the sale of shares with Brascan Energética S.A. in April 2005.
(3) Affiliated Company - 20% of the voting capital and 72.80% of the total capital.
(4) Arbitration of Cat-Leo:

In a significant event notice published on April 14, 2005, the management of CFLCL, Cat-Leo Energia S.A. (Cat-Leo) and Cat-Leo Construções, Industria e Serviços de Energia S.A. (Cat-Leo Serviços) understood that an out-of-court settlement of the disputes with the shareholder Alliant Energy Holdings do Brasil Ltda. (Alliant) would be in the best interest of these companies, which resulted in the arbitration decision (Report) issued by the ICC International Court of Arbitration on January 3, 2005.

Pursuant to the Agreement, Alliant held Cat-Leo and Cat-Leo Serviços harmless from any liabilities and obligations arising from the Report, granting to such companies full acquittal on the terms of the Report.

On the other hand, a promise to sell or purchase for the 50% of UTEJF held by Alliant was signed, whereby Cat-Leo Serviços promised to buy from Alliant said equity interest for R$54 million, of which R$29 million will be paid by Cat-Leo Serviços as a down payment, and R$25 million upon the conclusion of the promise to sell or purchase, which will not occur before May 15, 2005, under the following terms and conditions:

a. Until April 1, 2006, Cat-Leo Serviços and Alliant will negotiate the basic aspects and financial conditions necessary for the potential conversion of UTEJF to combined cycle operation;
b. However, beginning May 15, 2005, either party may request the cancellation of the promise to sell or purchase if it is no longer interested in continuing the above-mentioned negotiation; and
c. If Alliant does not request the cancellation of the promise to sell or purchase before April 1, 2006, Cat-Leo Serviços will have, after that date, the right to withdraw from this promise, which if exercised will result in the loss of the down payment made by Cat-Leo Serviços to Alliant.

If the promise to sell or purchase materializes, Cat-Leo Serviços will become the owner of 100% of UTEJF and, therefore, the current shareholders' agreement of UTEJF will be cancelled.

14 Related-party transactions

Parent Company:

	06/30/2005		03/31/2005	
Financing:	Assets	Liabilities	Assets	Liabilities
.Saelpa	-	22,426	-	44,138
.Pbpart Ltda	-	60,210	-	58,608
.Pbpart SE 2 Ltda	-	79,622	-	75,705
.Energipe	-	4,581	-	29,086
.Energisa S.A.	-	10,226	-	9,989
.CENF	-	6,834	-	10,605
.UTEJF (*)	-	37,711	-	36,138
.Multipar S.A.	-	474	-	431
.Catleo Energia	-	-	9,968	653
.Gipar S.A.	-	725	-	725
.Multisetor Ltda	-	18	-	18
.Ivan M. Botelho	-	16	-	16
. Fondelec	-	2,118	-	2,118
.The Latin America Energy and Electricity Fund I,L.P	-	2,558	-	2,558
.Alliant Energy Holdings do Brasil Ltda	-	17,430	-	17,430
	-	244,949	9,968	288,218
Advances for future capital increase:				
. Multiagro Ltda	2,262	-	2,255	-
. Teleserv S/A	14,052	-	13,432	-
. Cat-Leo Serviços S/A	63,892	-	36,564	-
	80,206	-	52,251	-
Total	80,206	244,949	62,219	288,218
Other related-party transactions:				
. UTEJF (**)	-	10,888	-	15,741

(*) Amounts adjusted based on CDI (interbank deposit rate) + 4.5% per year

(**) The amounts of R$1,661 (R$5,227 in March 2005) and R$9,227 (R$10,514 in March 2005) are recorded under the caption "Suppliers" in current and long-term liabilities, respectively.

The subsidiary Teleserv S.A. which sells subscription TV service, has reported losses because its level of operations has been lower than is necessary to meet its costs. In 2004, Management of that subsidiary implemented a new product segment to supplement the main business activity of subscription TV. Based on market projections, including the expected success of this new business segment, management believes that the subsidiary Teleserv S.A. will obtain positive results which will enable to recover the investment of R$14,052 (R$13,432 in March 2005) recorded as advance for future capital increase.

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

	CONSOLIDATED LIABILITIES				
				TOTAL	
	CFLCL	UTEJF (*)	PBPART SE1 (*)	06/30/2005	03/31/2005
. Gipar S.A.	725	-	-	725	725
. Multisetor Ltda	18	-	-	18	18
. Ivan M. Botelho	16	-	-	16	16
. UTE-JF (**)	19,824	-	-	19,824	18,068
. Fondelec	2,118	-	-	2,118	2,118
. The Latin America Energy and Electricity Fund I.L.P	2,558	-	-	2,558	2,558
. Alliant Energy Holdings do Brasil Ltda	17,430	17,471	132,688	167,589	167,589
Total	42,689	17,471	132,688	192,848	191,092
Other:					
. UTE-JF (***)	7,703	-	-	7,703	10,068

(*) Advance for future capital increase.
(**) Amounts adjusted based on CDI + 4.5% per year.
(***) R$944 (R$5,297 in March 2005) and R$4,771 (R$4,771 in March 2005) are recorded under the caption "Suppliers" in current and long-term liabilities, respectively.

Financing agreements originate from commercial and financial transactions carried out in the normal course of business and are subject to the average market interest rate. In the six-month period ended June 30, 2005, this rate was CDI (interbank deposit rate) + 6.45 per year, except for the balances with the shareholders: Gipar S.A., Multisetor Ltda., Ivan Muller Botelho, Fondelec, The Latin America Energy and Electricity Fund I,L.P and Alliant Energy Holdings do Brasil Ltda., which refer to retained dividends and are recorded as loans not subject to financial charges.

Advances for future capital increase are not subject to financial charges.

Transactions:

Parent Company:

	Saelpa	Cia. de Eletricidade de Nova Friburgo	Empresa Energética de Sergipe S.A.	Usina Term. de Juiz de Fora	CELB	PBPart Ltda	PBPart SE 2	Energisa	Total 06/30/2005	Total 06/30/2004
Services rendered	391	3,708	376	62	364	-	-	-	4,900	4,795
Purchase of electric energy	-	-	-	(238)	-	-	-	-	(238)	(18,435)
Equipment lease	-	24	-	-	24	-	-	-	48	108
Financial expense	(3,363)	(1,083)	(1,370)	(4,445)	-	(6,535)	(8,031)	(1,199)	(26,026)	(17,476)
Connection cost and use	-	247	-	-	-	-	-	-	247	773

In the six-month period ended June 30, 2005, there were no transactions in Consolidated that could affect the result for the period.

CFLCL provided services to its subsidiaries, in the administrative and support areas. These transactions were carried out on usual market terms and are supported by long-term contracts submitted to ANEEL for approval.

15 Goodwill on acquisition of investments

The goodwill paid on the acquisitions of CENF, Energipe, Saelpa and CELB is being amortized over the concession period based on a profitability curve projected for these subsidiaries. As of June 30, 2005, such goodwill amortization is estimated as follows:

Amortization period	Parent Company	Consolidated
2005 to 2006	2,006	34,059
2007 to 2008	3,637	59,594
2009 to 2010	5,000	67,640
2011 to 2012	6,309	80,290
2013 to 2014	6,457	83,880
2015 to 2016	6,457	85,937
2017 and thereafter	3,229	465,676
Total	33,096	877,076
Classified as:		
Investment	33,096	-
Property, plant and equipment	-	877,076

16 Suppliers

	Parent Company		Consolidated	
	06/30/2005	03/31/2005	06/30/2005	03/31/2005
CURRENT				
Supply:				
Chesf	-	-	13,541	57,596
Furnas	1,916	1,773	1,916	1,773
AMPLA	-	-	2,335	2,240
Bilateral Contracts	13,796	15,045	71,871	72,799
Free energy	279	279	34,753	33,598
Use of basic network	314	318	5,969	6,063
Network connection	-	-	472	759
Use of distribution system (CUSD)	1,409	1,372	3,426	3,059
Materials and services	4,941	6,776	23,887	21,538
Gasmig/Petrobrás – compensation portion	-	-	12,078	12,078
Other	-	98	1,572	1,641
	22,655	**25,661**	**171,820**	**213,144**
LONG-TERM				
Supply:				
Bilateral Contracts	9,227	10,514	7,305	7,949
Free energy	-	-	21,952	23,680
Gasmig/Petrobrás - financing	-	-	18,133	18,133
	9,227	**10,514**	**47,390**	**49,762**
TOTAL	**31,883**	**36,175**	**219,210**	**262,906**

17 Loans and financing

	Parent Company		Consolidated	
	06/30/2005	03/31/2005	06/30/2005	03/31/2005
In local currency, interest of up to 7% p.a. and monetary restatement based on TJLP (Finame, Banese and BNDES)	27,045	29,807	412,179	484,945
In local currency, interest of 1% p.a. and monetary restatement based on Selic (BNDES)	1,287	1,546	62,310	66,582
In local currency, interest of up to 8% p.a. and Finel variation, RGR (Eletrobrás)	12,334	12,830	21,564	22,276
In local currency, interest of up to 10% p.a. and monetary restatement based on IGP-DI variation (Inergus)	-	-	14,210	14,835
In local currency, interest of 1% p.m. and monetary restatement based on TR and INPC variation (Funasa)	-	-	2,546	3,242
In local currency, interest of 1.7% to 18.16% p.a. above CDI (Banks: Mercantil, Rural, Schahin, ABC Brasil, Itaú, HSBC, BBM, Brascan, Bic Banco, Bradesco, Santos, Sofisa , Banif Primus , BMC, Pine, Fibra, Guanabara, Daycoval, Cruzeiro do Sul, Banco do Nordeste, Santander do Brasil, Unibanco, Prosper and Lemon Bank)	46,884	42,778	334,163	291,335
In local currency, interest of 4.5% p.a. and monetary restatement based on UMBND variation (BNDES)	-	-	34,576	54,328
In local currency, interest of 0.75% p.m. and monetary restatement based on TBF variation (Banese)	-	-	2,933	3,668
In local currency, interest of up to 5% p.a. and monetary restatement above Selic (Banco BNL)	1,921	2,223	1,921	2,223
In local currency, interest of up to 14% p.a. of variation of the CDI (Banco Itaú BBA S.A.)	50,000	81,029	50,000	81,029
In local currency, interest of up to 14% p.a. (Banco do Nordeste)	-	-	25,639	24,133
Total local currency	**173,411**	**170,213**	**962,041**	**1,048,596**
In foreign currency (US$), interest of 8.63875% p.a. and exchange variation (Unibanco and Banco Real)	-	-	5,878	6,668
Total	**173,411**	**170,213**	**967,919**	**1,055,264**
Current portion	111,265	138,948	633,853	613,560
Long-term portion	28,206	31,265	334,066	441,704

The agreements made by Pbpart Ltda., Energipe, Cat-Leo Energia S.A. and UTE-JF with BNDES contain restrictive covenants which, in general, require the Companies to maintain certain financial ratios. Noncompliance with these covenants can result in the accelerated maturity of debts. As of June 30, 2005, the Companies were in compliance with the restrictive covenants.

Financing obtained from other financial institutions is collateralized by the revenues of the Company and its subsidiaries. Financing obtained from Finame, the Government Agency for Machinery and Equipment Financing, is guaranteed by the equipment financed.

The agreements of UTE-JF also provide for maintenance of minimum amounts in a financial investment account linked to the payment of interest charges.

As of June 30, 2005, the balance reported under the caption "Temporary cash investments" in current assets was R$1,580, in the consolidated balance sheet.

Long-term financing matures as follows:

	06/30/2005	
	Parent Company	Consolidated
2006	9,513	100,399
2007	10,420	144,734
2008	714	23,234
2009	714	15,050
2010	714	9,644
After 2010	6,131	41,005
	28,206	334,066

18 Debentures

Characteristics and balances of debentures as of June 30, 2005 are shown in form 10.01 of the Interim Financial Statements, filed at CVM.

The 6th issue debentures contain restrictive covenants that, in general, require that certain financial ratios be maintained. According to the terms of the 6th issue debenture indenture, noncompliance with such ratios will result in an increase in financial charges at the rate of 1% per year in the quarter following that in which noncompliance occurs.

CFLCL did not comply with the financial ratios set forth in "ARTICLE VII – 7.2 – Issuer's Additional Obligations", in the 6th Issue Debenture Indenture, for the quarters ended December 31, 2004 and March 31, 2005. Such noncompliance for two consecutive quarters resulted in an increase in the spread used to calculate the interest rate of 1% per year, from the date of noncompliance with financial ratios, that is, January 1, 2005.

Thus, beginning January 1, 2005, debentures paid a total rate equivalent to 100% of the DI (interbank deposit rate), capitalized by a spread of 5.5% (4.5% + 1%) per year, considering 252 business days, calculated on a pro rata basis, as set forth in the Indenture.

At the Meeting of Debenture Holders of the 1st and 2nd series of that issue, held in June 2005, the review of the minimum financial ratios presented in said article was approved, in order to reflect the impact of sales of assets (see note 24), the electricity universalization program implemented by the federal government and the agreement made with the shareholder Alliant Energy Holdings do Brasil Ltda., involving Usina Termelétrica de Juiz de Fora (see note 13). Thus, with the approval of the new financial ratios, CFLCL is fully compliant with all financial ratios in the 1st and 2nd quarters of 2005. Regardless of compliance with the new financial ratios, CFLCL paid the additional rate of 1% on June 15, 2005, with change of spread, effective on that date, to 4.5% per year, considering 252 business days, on a pro rata basis.

19 Shareholders' equity – Parent Company

Capital

Subscribed and paid-up capital is represented by 51,218,232,398 common shares, 82,392,170,239 Class A preferred shares and 253,492,770 Class B preferred shares, without par value. Class A preferred shares are nonvoting but have priority in the redemption of capital in the event of Company's liquidation and in the payment of annual minimum dividends of 10%. Class B preferred shares are nonvoting but have priority in the payment of annual fixed dividends of 6%.

At the meeting held on May 25, 2000, the Board of Directors authorized the acquisition of up to 200,000,000

common shares, 2,700,000,000 class A preferred shares and 25,000,000 class B preferred shares issued by the Company, for treasury and subsequent sale. As of June 30, 2005, the Company acquired 173,697,043 common shares and 2,608,274,448 class A preferred shares, which are recorded under the caption "Treasury stock" in shareholders' equity in the amount of R$5,653.

The resolutions of the Extraordinary Shareholders' Meeting held on December 9, 2003, such as the approval of the absorption of accumulated losses in the amount R$74,358, and assignment of the right of preferred shares, regardless of class, to cumulative dividends in fiscal 2003 and 2004, are still awaiting final decision on the lawsuits filed by the minority shareholders FondElec Essential Services Growth Fund L.P and The Latin America Energy and Electricity Fund I, L.P, both managed by FondElec Capital Advisors and Alliant Energy Holdings do Brasil, all signatories of the Shareholders' Agreement filed at this Company. If the final decisions on the lawsuits are against the resolutions of the Meeting, the related accounting records must be revised.

The management accounts and the financial statements for the year ended December 31, 2004, among other resolutions, were approved by majority vote of the shareholders at the Annual Shareholders' Meeting on April 29, 2005.

20 Electricity Sales to final consumers

a. Parent Company

	Not reviewed by independent auditors					
	Number of consumers		MWh		R$	
	06/30/2005	06/30/2004	06/30/2005	06/30/2004	06/30/2005	06/30/2004
Residential	234,559	228,484	153,215	148,735	73,552	62,322
Industrial	3,267	3,261	120,377	143,709	32,193	29,875
Commercial	27,111	26,684	71,464	66,356	28,620	23,440
Rural	41,142	39,927	53,344	52,323	14,248	12,246
Public sector:						
Federal	46	44	159	151	64	135
State	401	388	3,364	3,189	577	1,013
Municipal	2,485	2,412	7,084	6,716	3,582	2,367
Public lighting	243	225	29,584	29,402	7,020	6,123
Public service	505	480	16,063	14,883	4,215	3,326
Own consumption	133	130	1,259	1,097	-	-
Subtotal	**309,892**	**302,035**	**455,913**	**466,561**	**164,071**	**140,847**
Electric energy supply	-	-	20,999	66,281	14,114	2,157
Unbilled Sales (net)	-	-	(3,377)	(3,785)	(964)	(1,100)
Other billed services	-	-	-	-	16,509	10,563
Total	**309,892**	**302,035**	**473,535**	**529,057**	**193,730**	**152,467**

The electricity sales shown above include ICMS (state VAT) in the amount of R$36,153 (R$29,326 in June 30, 2004).

b. Consolidated

	Not reviewed by independent auditors					
	Number of consumers (*)		MWh		R$	
	06/30/2005	06/30/2004	06/30/2005	06/30/2004	06/30/2005	06/30/2004
Residential	1,565,380	1,527,851	930,303	890,167	349,657	296,400
Industrial	11,319	11,426	750,495	925,817	158,627	156,306
Commercial	134,465	132,121	473,132	442,046	166,497	134,980
Rural	119,939	111,448	182,841	151,538	34,126	26,950
Public sector:						
Federal	727	710	33,063	29,561	14,654	11,818
State	7,346	7,124	51,210	46,185	16,147	13,584
Municipal	12,839	12,565	49,166	44,474	13,138	9,913
Public lighting	1,407	1,289	169,034	170,679	32,358	28,804
Public service	1,603	1,617	166,479	153,428	32,459	25,748
Own consumption	322	306	4,659	4,286		-
Subtotal	**1,855,347**	**1,806,457**	**2,810,382**	**2,858,181**	**817,662**	**704,503**
Electric energy supply	6	7	298,147	429,758	35,287	44,282
Unbilled Sales (net)	-	-	(16,620)	(17,671)	(431)	(1,855)
Tariff adjustment difference	-	-	-	-	(7,715)	-
Other billed Sales	-	-	-	-	67,605	29,696
Total	**1,855,353**	**1,806,464**	**3,091,909**	**3,270,268**	**912,408**	**776,626**

(*) Sum of CFLCL, Energipe, CELB, Saelpa and CENF consumers.

The electricity sales shown above includes ICMS (state VAT) in the amount of R$180,635 (R$138,128 in June 30, 2004).

21 Provision for contingencies

a) Parent Company

Contingency	06/30/2005		03/31/2005	
	Accumulated Provision	Escrow deposits	Accumulated Provision	Escrow deposits
Long-Term:				
Labor	1,379	557	1,297	556
Civil	1,040	-	1,101	-
Tax	600	-	600	-
TOTAL	**3,019**	**557**	**2,998**	**556**

b) Consolidated

Contingency	06/30/2005		03/31/2005	
	Accumulated Provision	Escrow deposits	Accumulated Provision	Escrow deposits
Long-Term:				
Labor	42,023	48,763	52,828	49,516
Civil	39,408	6,584	38,106	6,584
Tax	22,834	4,128	22,239	4,128
TOTAL	**104,265**	**59,475**	**113,173**	**60,228**

Arbitration Process

On January 16, 2004, Alliant Energy Holdings do Brasil Ltda. ("Petitioner") requested from the ICC International Court of Arbitration the start of an arbitration process against Companhia Força e Luz Cataguazes-Leopoldina and its Parent Companies Gipar S.A. and Itacatu S.A., in order to obtain a statement of invalidity of the votes cast at the Extraordinary Shareholders' Meeting held on December 9, 2003. On July 1, 2004, the Petitioner included in this proceeding an indemnity claim equivalent to the goodwill amount that it affirms having paid for the Shareholders' Agreement of CFLCL, Energisa and Pbpart SE 1, in the estimated amount of R$908,000.

A hearing was held in the week from February 14 to 18, 2005 and the parties were given until April 5, 2005 to present the briefs; this is the current status of the arbitration process. Management, based on its legal counsel's opinion, understands that the risk of loss if possible.

22 Financial instruments (CVM Instruction No. 235/95)

As of June 30, 2005, the Company has currency swap operations in the total amount of US$17.4 million, subject to exchange variation plus 3% per year. Said swap limits the financial charge of such agreements to 102.5% per year of CDI (interbank deposit rate) variation. As of June 30, 2005, the Company had a gain on currency swap operations in the amount of R$91.

The carrying amounts of the other financial instruments approximate fair values.

For the six-month period ended June 30, 2005, the Company and its subsidiaries do not have derivative instruments.

23 Supplementary retirement and pension plans

Shown below are changes in defined benefit plans of the subsidiaries Energipe, Saelpa and CELB for the six-month period ended June 30, 2005.

	Consolidated	
	06/30/2005	03/31/2005
Beginning balance	55,032	52,933
. Expenses recorded for the period - NPPC	3,397	3,376
. Contributions for the period	(1,663)	(1,277)
Ending balance	56,766	55,032
Current portion	13,546	13,546
Long-term portion	43,220	41,486

The Company and its subsidiary CENF sponsor a defined contribution pension plan.

As of June 30, 2005, contributions to the pension plan recorded as expense are R$107 (R$213 as of June 30, 2004), Company, and R$6,890 (R$7,399 as of June 30, 2004), Consolidated.

24 Nonoperating income (expenses)

	Parent Company		Consolidated	
	06/30/2005	06/30/2004	06/30/2005	06/30/2004
Income				
Sale of assets:				
. Shares of Catleo Energia	175,931	-	175,931	-
Other	515	698	2,984	1,868
Total	176,446	698	178,915	1,868
Expense				
Cost of shares sold:				
.Shares of Catleo Energia	139,189	-	139,189	-
Provision for loss on investments	-	-	533	-
Other	1,130	327	2,724	1,101
Total	139,386	327	142,446	1,101

On April 14, CFLCL sold the shares representing 100% of Cat-Leo Energia S.A. to Brascan Energética S/A., which resulted in sales revenue of R$175,931 and nonoperating income of R$36,742, net of costs of sales (R$139,189).

This sale was made upon the receipt of R$175,931 and the transfer of R$89,325 in financing from the BNDES, which were recorded in liabilities of that company.

25 Subsequent events

1) Distribution of the Cataguazes-Leopoldina FIDC

On July 13, 2005, there was the financial settlement of the sale of receivables of CFLCL and its subsidiaries CENF, Energipe, CELB and Saelpa for the first series of the Receivables Investment Fund of Cataguazes-Leopoldina (Cataguazes-Leopoldina FIDC). In this operation, CFLCL and its subsidiaries sold receivables and received R$210,000, as follows: R$50,000 for CFLCL, R$10,000 for CENF, R$65,000 for Energipe, R$15,000 for CELB and R$70,000 for Saelpa. The Cataguazes-Leopoldina FIDC is a closed-end fund, with indefinite term, that has, in its first series, redemption of 700 quotas in 36 months, with a six-month grace period for the principal and interest rate of 109% of the CDI (interbank deposit rate). 420 subordinated quotas were also issued in the total amount of R$10,500, fully subscribed by the five Cataguazes-Leopoldina distribution companies. The receivables assigned to FIDC are derived from the provision of electricity distribution services by CFLCL and said subsidiaries to low-tension consumers in 8 municipalities selected from the 355 municipalities served by those electricity distribution companies.

2) Bank Credit Note – CCB

On August 12, 2005, CFLCL and its subsidiaries Energipe, CELB and Saelpa entered into a syndicated loan agreement, coordinated by Banco Itaú BBA, in the amount of R$130,000 (R$1,908 for CFLCL; R$85,322 for Energipe; R$12,065 for CELB and R$30,705 for Saelpa), through the issuance of Bank Credit Notes (CCB), with amortization over 48 months and interest rate of the CDI plus 3.99% per year. Of the contracted amount, R$90,000 will be released in August of the current year and the remaining amount (R$40,000) is expected to be released in the third quarter of 2005.

3) Partial early redemption of the 6th issue debentures

Based on the resolutions of the Debenture Holders' Meeting held in June 2005, CFLCL redeemed in advance 35 debentures of the 1st series and 4 debentures of the 2nd series from the 6th issue on July 14, 2005, through proportional distribution between the series and drawing coordinated by the trustee Oliveira Trust DTVM S.A. The redemption was made upon the payment of the unamortized face value balance plus interest rate calculated on a pro rata basis from the date of the last payment of interest to the redemption date. The amount involved in the redemption operation was R$18,891.

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Highlights in the first half of 2005:

Consolidated gross revenue increased 17.5% and cash generation surpassed R$213 million in the six-month period

Gross revenue: although electricity sales to final consumers (retail market) of Cataguazes-Leopoldina (CFLCL) and its subsidiaries, CENF, Energipe, CELB and Saelpa, were 1.7% lower in the first half of 2005, compared to the volume reported in the same period of 2004, gross operating revenue of CFLCL was 17.5% higher, amounting to R$912,408 thousand (R$193,730 thousand for Company).

This positive performance was primarily due to:

1) the following increases in electricity tariffs:

Company	Tariff adjustment (%)	Effective dates
CELB	9.30	February 4, 2005
Energipe	19.84	April 22, 2005
CFLCL	4.24 (*)	June 18, 2005
CENF	9.75 (*)	June 18, 2005

Note: Based on the above-mentioned effective dates, we can note that the tariff increases, principally of CFLCL and CENF, were not yet fully reflected on the revenues for the six-month period of these companies and, consequently, on consolidated revenues of CFLCL.

(*) The increases of CFLCL and CENF do not include the effective costs of PIS and Cofins (taxes on revenue) of these companies, which were eliminated from the tariff calculation basis and passed on to the electricity price charged to consumers. The effect on gross revenue of passing on the costs of these taxes to the price was an additional increase of 6.21% in CFLCL and 8.09% in CENF.

2) improvement in the mix of electricity sales due to the recovery of consumption by residential and commercial classes, with greater added value. Compared to the same period of 2004, consolidated consumption by the residential and commercial classes in the six-month period increased 4.5% and 7.0%, respectively (3.0% and 7.7% for CFLCL). Consolidated revenues from electricity sales to these consumer classes, in relation to total sales to retail market, increased from 61.2% (42.1% - residential class and 19.1% - commercial class) in the first half of 2004, to 63.1% (42.8% - residential class and 20.3% - commercial class) in the six-month period under analysis.

3) increase of 180.1% in consolidated revenues, from free consumers related to the use of the electricity distribution infrastructure of Cataguazes-Leopoldina companies, which amounted to R$36,028 thousand in the first half of 2005 (R$9,923 thousand for CFLCL), against R$12,863 thousand (R$3,983 thousand for CFLCL) in the same period of 2004.

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Gross operating revenue
1st half of 2005 – in thousands of Brazilian reais - R$

Description	CFLCL	CENF	Energipe	CELB	Saelpa	CFLCL Consolidated Amount	CFLCL Consolidated Variation % (*)
1st quarter	91,614	25,041	115,747	27,899	165,457	445,642	+ 16.0
2nd quarter	102,116	26,237	136,611	29,182	160,940	466,766	+ 19.0
Accumulated in the 1st half of 2005	**193,730**	**51,278**	**252,358**	**57,081**	**326,397**	**912,408**	**+ 17.5**
Variation of revenue in the 1st half of 2005 / 2004 - %	+ 27.1	+ 23.7	+ 9.1	+ 6.4	+ 17.1	+ 17.5	

(*) in relation to the same period of 2004

Please note that the consolidated gross operating revenue of CFLCL is reduced by R$7,715 thousand, due to the enactment of Aneel Resolution No. 094/2005, which definitively approved the first periodic tariff adjustment of Energipe, adjusting the regulatory asset recognized for the period from April 22, 2003 to December 31, 2004, which reflected the amount established by a preliminary resolution of that agency.

Electricity market: consolidated electricity sales to final consumers of CFLCL and its subsidiaries in the first half of 2005, in the total of 2,810,382 MWh, fell by 1.7% (a 2.3% drop in the concession area of CFLCL), compared to the same period last year. This decrease in sales is mainly due to the loss of 10 free consumers (impact of 441,793 MWh on sales), two from CFLCL's concession area, three from the indirect subsidiary Energipe, three from the indirect subsidiary Saelpa and one from the indirect subsidiary CELB, which, however, charged to these consumers the distribution network usage charges (payment for the use of the distribution companies' infrastructure, where almost the entire tariff margin is allocated).

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Considering the electricity demanded in the market by said free consumers in the energy balance, the consolidated consumption of electricity in the concession areas of CFLCL and its subsidiaries CENF, Energipe, CELB and Saelpa, had a significant increase of 7.5% in the six-month period, compared with the demand reported in the same period in 2004. The table below shows the behavior of the energy market of each distribution company in the first half of 2004, with and without the effects of free consumers:

Electricity demand in 2005
(in MWh)

Description	1st quarter	2nd quarter	1st half	Variation % 1st half of 2005 / 2004
CFLCL (Company)				
. Retail market	227,967	227,946	455,913	- 2.3
. Total demand of electricity market (Retail market + Free consumers)	260,748	263,849	524,597	+ 3.8
CENF				
. Retail market	70,116	71,513	141,629	+ 1.8
Energipe				
. Retail market	416,846	412,340	829,186	- 1.6
. Total demand of electricity market (Retail market + Free consumers)	522,326	531,922	1,054,248	+ 8.7
CELB				
. Retail market	117,918	119,446	237,364	- 11.0
. Total demand of electricity market (Retail market + Free consumers)	141,034	142,815	283,849	+ 6.4
Saelpa				
. Retail market	584,815	561,475	1,146,290	+ 0.3
. Total demand of electricity market (Retail market + Free consumers)	627,106	620,746	1,247,852	+ 9.2
CFLCL Consolidated				
. Retail market	1,417,662	1,392,720	2,810,382	- 1.7
. Total demand of electricity market (Retail market + Free consumers)	1,621,330	1,630,845	3,252,175	+ 7.5

Operating expenses: CFLCL and its subsidiaries have intensified efforts to reduce operating costs and increase productivity, without disregarding the quality of electricity supply to consumers. In this line, consolidated operating expenses of CFLCL in the first half of 2005 represented 75.0% of net revenue, against 77.6% in the same period of 2004.

CFLCL and its subsidiaries also adopted a comprehensive plan to reduce commercial/technical losses and consumer default, arising from campaigns to stimulate payment compliance, in addition to new collection strategies to recover receivables and negotiate historical debts. The actions taken in this respect have produced significant results. The consolidated default rate of the consumers served by Cataguazes-Leopoldina companies fell in the last 12 months, from 4.4% in June 2004 to 4.1% in June 2005. On the other hand, consolidated electricity losses remained practically at the same level of 14.8%.

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Electricity losses and consumers' default in the last 12 months

Company	Electricity losses (%)		Default (%)	
	June 2005	**June 2004**	**June 2005**	**June 2004**
CFLCL	9.7	9.9	3.3	3.5
CENF	8.4	8.5	2.5	3.2
Energipe	12.1	12.3	2.9	3.3
CELB	9.0	8.5	3.9	3.7
Saelpa	21.1	20.5	5.6	8.1
Consolidated	**14.8**	**14.7**	**4.1**	**4.4**

Cash generation: the consolidated operating cash generation (adjusted EBITDA) of CFLCL, adjusted by the aforementioned reversal of revenue, increased 11.8% in the first half of 2005, totaling R$213,397 thousand. Cash generation of CENF, CFLCL and Energipe stands out, with growth of 114.1%, 36.0% and 28.2%, respectively, in relation to the same period of 2004. The consolidated adjusted EBITDA margin was 32.6% in the six-month period.

Operating cash generation (adjusted EBITDA*)
1st half of 2005 – In thousands of Brazilian reais – R$

Description	CFLCL	CENF	Energipe	CELB	Saelpa	CFLCL Consolidated	
						Amount	Variation % (**)
1st quarter	17,010	5,518	33,196	4,956	30,160	103,823	+ 6.8
2nd quarter	15,774	3,131	45,419	5,883	42,833	109,574	+ 17.1
Accumulated in the 1st half of 2005	**32,784**	**8,649**	**78,615**	**10,839**	**72,993**	**213,397**	**+ 11.8**
Variation of EBITDA in the 1st half of 2005 / 2004 - %	+ 36.0	+ 114.1	+ 28.2	- 10.6	+ 17.3	+ 11.8	

(*) Adjusted EBITDA = Income from Services + Depreciation + Late Payment Charges +/- Provisions + Reversal of Revenue
(**) in relation to the same period of 2004

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Subsidiaries' results: following the trend of positive results, all CFLCL distribution companies reported income in the first half of 2005; consequently, Cataguazes-Leopoldina recorded in the period equity gain in its direct and indirect subsidiaries of R$37,077 thousand, of which R$25,444 thousand in the second quarter of 2005. The result for the six-month period increased 117.6% in relation to the same period last year (R$17,038 thousand). Energipe had the best performance (R$39,684 thousand), followed by Saelpa (R$30,159 thousand), UTE de Juiz de Fora (R$15,970 thousand), CENF (R$4,681 thousand), CELB (R$4,142 thousand) and Cat-Leo CISE (R$1,334 thousand). Shown below is the equity in subsidiaries:

Equity in subsidiaries
(In thousands of Brazilian reais – R$)

	Net income (loss)		Equity in subsidiaries	
Company	**1st half of 2005**	**1st half of 2004**	**1st half of 2005**	**1st half of 2004**
Energisa (*)	43,849	12,829	21,956	6,423
CENF	4,681	1,142	2,784	679
Cat-Leo Energia (**)	-	10,005	10,441	10,005
Cat-Leo CISE (***)	1,398	-	1,398	-
Other	545	(145)	498	(69)
Total	-	-	**37,077**	**17,038**

(*) Direct parent company of Energipe and indirect parent company of CELB and Saelpa.
(**) Cat-Leo Energia was sold in April 2005, after the partial spin-off of its assets.

(***) Cat-Leo Construções, Indústria e Serviços de Energia S/A (Cat-Leo CISE) is the company that received the spun-off net assets from Cat-Leo Energia and that assumed all service activities performed by Cat-Leo Energia, which included the operation and maintenance of power plants for third parties, repowering of of generating units, construction management, assembly and supply of electromechanical and hydromechanical equipment, civil works and engineering services. Cat-Leo CISE also became the joint parent company of UTE de Juiz de Fora.

Under a contract with Brennand Energia Group, Cat-Leo CISE completed in June the construction of the Ombreiras Small Hydroelectric Power Plant and is performing the second work, the Canoa Quebrada Small Hydroelectric Power Plant, of 28 MW, according to the contract signed with Amper Energia S/A.

CFLCL earns R$40.9 million in the 2nd quarter and recovers loss

CFLCL reported consolidated net income of R$40,901 thousand (R$40,540 thousand for CFLCL) in the second quarter of 2005, against a loss of R$7,423 thousand (R$7,807 thousand for CFLCL) in the same period of 2004. With this performance, CFLCL recovers the loss for the first quarter and has a consolidated net income of R$33,314 thousand (R$32,594 thousand for CFLCL, that is, R$0.25 per thousand shares) in the first half of the current year.

Evolution of net income (loss) in the six-month period
(In thousands of Brazilian reais – R$)

	Company		Consolidated	
Net income (loss)	**2005**	**2004**	**2005**	**2004**
1st quarter	(7,946)	(4,863)	(7,587)	(4,477)
2nd quarter	40,540	(7,807)	40,901	(7,423)
Result for the 1st half	**32,594**	**(12,670)**	**33,314**	**(11,900)**

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

The strong performance of CFLCL was a result of several factors, which include:

1) profit from sale in April 2005 of the shares in Cat-Leo Energia, which reflected a gain before taxes of R$36,742 thousand, in addition to the transfer of debts in the amount of R$89,325 thousand of the power plants sold;

2) improvement in the result from operations of all subsidiaries, representing an equity gain in subsidiaries of R$37,077 thousand in the first half of 2005, of which R$25,444 thousand relates to the second quarter of 2005.

3) increase of 180.1% in consolidated revenues from free consumers for distribution network usage charges, from R$12,863 thousand in the first half of 2004 to R$36,028 thousand in the first half of 2005; and

4) decrease of 4.0% in the quarter in consolidated financial expenses of CFLCL, from R$96,147 thousand in the first quarter of 2005 to R$92,264 thousand in the second quarter of 2005.

As part of the program implemented by Cataguazes-Leopoldina for capital structure adjustment, cost reductiom and debt payment extension, the following operations were completed after the close of the six-month period:

a) On July 13, 2005, there was the financial settlement of the sale of receivables of CFLCL and its subsidiaries, CENF, Energipe, CELB and Saelpa, for the first series of the Receivables Investment Fund of Cataguazes-Leopoldina (Cataguazes-Leopoldina FIDC). In this operation, CFLCL and its subsidiaries, CENF, Energipe, CELB and SAELPA, sold receivables and received R$210,000 thousand as follows: R$50,000 thousand for CFLCL, R$10,000 thousand for CENF, R$65,000 thousand for Energipe, R$70,000 thousand for Saelpa and R$15,000 thousand for CELB. The Cataguazes-Leopoldina FIDC is a closed-end fund, with indefinite term, that has, in its first series, redemption of quotas in 36 months, with a six-month grace period for the principal and interest rate of 109% of the CDI (interbank deposit rate). Standard & Poor's assigned the rating "brAAf" to the Fund's quotas. 420 subordinated quotas were also issued in the total amount of R$10,500 thousand, fully subscribed by the five Cataguazes-Leopoldina distribution companies. The receivables assigned to FIDC are derived from the provision of electricity distribution services by CFLCL and said subsidiaries to low-tension consumers in 8 municipalities selected from the 355 municipalities served by those electricity distribution companies.

b) CFLCL redeemed in advance, on July 14, 2005, 35 debentures of the 1st series and 4 debentures of the 2nd series from the 6th issue, through the proportional distribution between the series and drawing coordinated by the trustee. The redemption, approved unanimously by the debenture holders of this issue, was made upon the payment of the unamortized face value balance plus interest rate calculated on a pro rata basis from the date of the last payment of interest through the redemption date. The amount involved in the redemption operation was R$18,891 thousand.

c) a syndicated loan agreement was made on August 12, 2005, through Bank Credit Notes (CCB), in the amount of R$130 million, of which R$90 million is expected to be repaid in August of the current year and the remaining amount over the course of the third quarter. Contracted by CFLCL and its subsidiaries, Energipe, CELB and Saelpa, these funds will be used to pay short-term, higher-interest debts. The operation is collateralized by receivables from low-tension consumers, with interest equivalent to the CDI (interbank deposit rate) plus 3.5% per year and normalized flow which allows a lower amount of repayment in the first months, of a total of 48 months, without a grace period.

Following is the consolidated capital structure of CFLCL between June 30, 2005 and December 31, 2004. Consolidated net indebtedness of CFLCL in the six-month period ended June 30, 2005 fell 15.0% from December 2004 and, compared to the Adjusted EBITDA, decreased more than 21%, although it does not yet include the aforementioned operations.

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Consolidated capital structure of CFLCL

Description	06/30/2005	03/31/2005	12/31/2004
Net indebtedness (*) – R$ thousand	921,929	1,059,234	1,084,996
Shareholders' equity + Minority interest – R$ thousand	883,823	806,596	802,471
Total assets (R$ thousand)	2,937,826	3,036,957	2,977,121
Net indebtedness / Adjusted EBITDA (**)	2.2	2.5	2.8
Net indebtedness / Total assets (%)	31.4	34.9	36.4
Degree of capitalization (%)	48.9	43.2	42.5

(*) Net indebtedness = Loans and financing + Debentures + Debt charges – Loans related to Regulatory Asset and Receoverable cost variations (Portion A) – Cash Balance
(**) For purposes of comparing the indicators above, the adjusted EBITDA is annualized.

Considering the aforementioned operations after June 30, 2005, the (pro forma) consolidated short-term indebtedness/total indebtedness ratio had a significant improvement, from 61.4% to 35.7%. Consolidated negative working capital decreased from R$502,601 thousand to R$235,161 thousand, with consolidated EBITDA (annualized) of R$426,794 thousand, which shows the importance of the operations for the adequacy of this financial ratio.

Management continues its efforts to improve the credit profile of CFLCL and its subsidiaries, seeking measures to further reduce the cost of debt and extend the payment date of the debts, which, coupled with important improvements in earnings and cash generation capacity, will reduce the need for refinancing of liabilities and will increase the Company's net income.

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Equity, commercial and performance indicators, individual and consolidated, of CFLCL and its subsidiaries as of June 30, 2005 are shown below:

Physical data	CFLCL	CENF	Energipe	CELB	Saelpa	Cat-Leo CISE (*)	Consolidated
Number of employees	704	95	812	210	1,537	443	3,869
Number of consumers (thousand)	310	82	458	138	868	-	1,855
MWh sold to Retail market	455,913	141,629	829,186	237,364	1,146,290	-	2,810,382
Financial data (R$ 000)							
Total assets	952,150	85,048	1,394,099	122,193	824,870	217,373	2,937,826
Cash and cash equivalents	26,486	1,144	29,675	5,893	41,212	33,509	139,201
Net indebtedness (**)	263,600	4,031	432,376	20,258	137,498	11,585	921,929
Shareholders' equity + Minority interest (***)	340,269	44,275	741,440	33,025	223,204	46,416	883,823
Gross revenue	193,730	51,278	252,358	57,081	326,397	45,542	912,408
Net revenue	141,165	34,491	181,674	40,617	226,658	43,688	653,887
Income from services	18,854	5,386	59,485	9,300	63,355	6,105	163,205
Financial expenses (income), net	(59,521)	1,311	(45,472)	(3,115)	(18,932)	3,223	(111,536)
Net income	32,594	4,681	39,684	4,142	30,160	1,398	33,314
Generation of funds (EBITDA)	32,784	8,649	78,615	10,839	72,993	8,262	213,397
Adjusted EBITDA / Net revenue (%)	23.2	25.1	43.3	26.7	32.2	18.9	32.6

(*) Consolidated. Cat-Leo CISE is the joint parent company of UTE de Juiz de Fora, which reported in the 1st half of 2005 net income of R$15,970 thousand.

(**) Net indebtedness = Loans and financing + Debentures + Debt charges – Loans related to Regulatory Asset and Recoverable cost variations (Portion A) – Cash Balance.

(***) Include R$260,121 thousand and R$12,000 thousand in the shareholders' equity of Energipe and CELB, relating to advance for future capital increase of their parent companies Energisa S/A and Pbpart Ltda, respectively.

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Consolidated investments surpassed R$91 million

In the first half of 2005, CFLCL and its subsidiaries invested R$91,686 thousand (R$78,397 thousand in the same period of 2004), focusing on electricity distribution, particularly the Universalization and Light for All Programs, started at the end of last year, which absorbed R$30,804 thousand in the six-month period. As a result of these programs and the rural and urban electrification policy, the number of consumers of Cataguazes-Leopoldina increased from 1,838,489 (of which 117,397 are rural) in December 2004 to 1,855,353 (119,939 rural) in June 2005, which represents 16,864 new consumers. .

Investments Made
- 1st half of 2005 -

In thousands of Brazilian reais – R$	CFLCL (*)	CENF	Energipe	CELB	Saelpa	Total	Variation over 1st half of 2004
. Generation	12,371	82	33	-	-	12,486	- 58%
. Transmission, Distribution and Other (**)	11,813	1,951	28,663	4,484	32,368	79,279	+ 61%
Total	**24,184**	**2,033**	**28,696**	**4,484**	**32,368**	**91,765**	**+ 17%**
Variation over 1st half of 2004	- 35%	- 7%	+ 243%	+ 101%	+ 14%	+ 17%	

(*) Include investments of Cat-Leo CISE (R$1,533 thousand), Usina Termelétrica de Juiz de Fora (R$79 thousand) and Cat-Leo Energia (R$5,181 thousand); the last of which was sold in April 2005.
(**) Of R$30,804 thousand invested in the Universalization and Light for All Programs, R$ 7,232 thousand is derived from own funds.

Book value and performance of shares on Bovespa

Between the quarters ended March 31 and June 30, 2005, the shareholders' equity of CFLCL increased from R$299,729 thousand to R$340,269 thousand, which represents a book value of R$2.60 per thousand shares (R$2.29 in March 2005). In the first half of 2005, CFLCL's class "A" preferred shares, with greater liquidity, depreciated 4.2%. At the end of June, CFLCL's class "A" preferred shares were quoted on the São Paulo Stock Exchange (Bovespa) at 54.6% of their book value.

The Management.

01.01 - IDENTIFICATION

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 - 06/30/2005	4 - 03/31/2005
1	TOTAL ASSETS	2,937,826	3,036,957
1.01	CURRENT ASSETS	606,383	543,986
1.01.01	CASH AND CASH EQUIVALENTS	139,201	96,032
1.01.01.01	CASH AND BANKS	60,426	32,567
1.01.01.02	TEMPORARY CASH INVESTMENTS	78,775	63,465
1.01.02	RECEIVABLES	309,863	321,266
1.01.02.01	CONSUMERS AND CONCESSIONAIRES	309,863	321,286
1.01.03	INVENTORIES	1,792	2,356
1.01.03.01	STOREROOM SUPPLIES AND OTHER	1,792	2,356
1.01.04	OTHER	155,527	124,332
1.01.04.01	RECOVERABLE TAXES	49,965	40,241
1.01.04.02	LOW INCOME CONSUMERS	10,763	9,065
1.01.04.03	PREPAID EXPENSES	64,339	48,128
1.01.04.04	SUNDRY RECEIVABLES	12,781	16,688
1.01.04.06	NOTES RECEIVABLE	42,536	39,412
1.01.04.07	RENEGOTIATED RECEIVABLES	9,238	10,040
1.01.04.08	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(89,479)	(88,104)
1.01.04.09	EXTRAORDINARY TARIFF RECOVERY	55,384	48,862
1.02	LONG-TERM ASSETS	626,668	601,257
1.02.01	SUNDRY RECEIVABLES	176,057	171,344
1.02.01.01	CONSUMERS AND CONCESSIONAIRES	35,415	34,174
1.02.01.02	NOTES RECEIVABLE	82,494	78,146
1.02.01.03	RENEGOTIATED RECEIVABLES	58,148	59,024
1.02.02	SUBSIDIARIES AND RELATED PARTIES	0	0
1.02.02.01	AFFILIATED COMPANIES	0	0
1.02.02.02	SUBSIDIARIES	0	0
1.02.02.03	OTHER RELATED PARTIES	0	0
1.02.03	OTHER	450,611	429,913
1.02.03.01	ESCROW DEPOSITS	59,475	60,228
1.02.03.02	TAX CREDITS	181,604	192,804
1.02.03.03	RECOVERABLE TAXES	24,048	20,035
1.02.03.04	EMERGENCY ENERGY RATIONING PROGRAM	6,451	6,709
1.02.03.05	PREPAID EXPENSES	56,033	47,661
1.02.03.07	(-) ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
1.02.03.08	EXTRAORDINARY TARIFF RECOVERY	54,894	69,888
1.02.03.09	ADVANCE FOR INVESTMENT PURCHASE	29,000	0
1.02.03.10	RECEIVABLES – FUEL GAS	26,220	24,463
1.02.03.11	OTHER	12,886	8,125
1.03	PERMANENT ASSETS	1,704,775	1,891,714
1.03.01	INVESTMENTS	10,095	10,189
1.03.01.01	IN AFFILIATED COMPANIES	9,979	9,979
1.03.01.01.01	CIA. INDUSTRIAL CATAGUASES	9,979	9,979
1.03.01.01.02	CATAGUASES SERVIÇOS AÉREOS	0	0
1.03.01.02	IN SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	116	210
1.03.01.03.02	SHARES	116	210
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,684,701	1,872,398

01.01 - IDENTIFICATION

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 - 06/30/2005	4 - 03/31/2005
1.03.02.01	HYDROELECTRIC/THERMAL GENERATION	157,056	349,958
1.03.02.02	TRANSMISSION SYSTEM ASSOCIATED WITH PRODUCTION	24,304	23,782
1.03.02.03	DISTRIBUTION – LINES, NETWORKS AND SUBSTATIONS	1,095,982	1,088,987
1.03.02.04	DISTRIBUTION – SALES	13,332	13,309
1.03.02.05	SALES	84,958	95,719
1.03.02.06	PROPERTY, PLANT AND EQUIPMENT IN SERVICE	124,082	96,186
1.03.02.07	(-) ACCUMULATED DEPRECIATION	(497,010)	(486,461)
1.03.02.08	GOODWILL FROM MERGED COMPANY	455,890	459,153
1.03.02.09	GOODWILL FROM INVESTEES	421,186	423,045
1.03.02.10	(-) SPECIAL LIABILITIES	(195,079)	(191,280)
1.03.02.11	(-) VALUATION ALLOWANCE	0	0
1.03.03	DEFERRED CHARGES	9,979	9,127
1.03.03.02	SOFTWARE ACQUISITION COST	14,477	15,419
1.03.03.03	ACCUMULATED AMORTIZATION	(4,498)	(6,292)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 - 06/30/2005	4 - 03/31/2005
2	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,937,826	3,036,957
2.01	CURRENT LIABILITIES	1,108,984	1,146,833
2.01.01	LOANS AND FINANCING	633,853	613,560
2.01.02	DEBENTURES	94,363	90,685
2.01.03	SUPPLIERS	171,820	213,144
2.01.04	TAXES PAYABLE	130,794	142,401
2.01.04.01	ICMS (STATE VAT)	35,383	41,075
2.01.04.02	PAYROLL CHARGES PAYABLE	3,267	4,827
2.01.04.03	IRPJ AND CSSL	23,226	22,342
2.01.04.04	PIS AND COFINS	41,749	45,267
2.01.04.05	IRRF (WITHHOLDING INCOME TAX)	1,199	1,992
2.01.04.06	TAXES IN INSTALLMENTS	24,555	25,556
2.01.04.07	OTHER	1,415	1,342
2.01.05	DIVIDENDS PAYABLE	0	0
2.01.06	ACCRUED LIABILITIES	12,785	11,388
2.01.06.01	ACCRUED VACATION AND 13TH SALARY	12,785	11,388
2.01.07	PARENT COMPANY SUBSIDIARIES AND RELATED PARTIES	0	0
2.01.08	OTHER	65,369	75,655
2.01.08.01	PAYROLL	2,686	2,774
2.01.08.03	CONSUMER CHARGES	10,295	9,765
2.01.08.04	DIVIDENDS/INTEREST ON CAPITAL	3,918	13,093
2.01.08.05	DEBT CHARGES	5,743	5,697
2.01.08.06	PUBLIC LIGHTING FEE	4,019	4,008
2.01.08.07	ACCRUED PENSION PLAN	13,546	13,546
2.01.08.09	OTHER	25,162	26,772
2.02	LONG-TERM LIABILITIES	945,019	1,083,528
2.02.01	LOANS AND FINANCING	334,066	441,704
2.02.01.01	FINANCIAL INSTITUTIONS	334,066	441,704
2.02.02	DEBENTURES	55,414	70,434
2.02.03	PROVISIONS	0	0
2.02.04	PARENT COMPANY SUBSIDIARIES AND RELATED PARTIES	192,848	191,092
2.02.04.01	FINANCING	192,848	191,092
2.02.05	OTHERS	362,691	380,298
2.02.05.01	SUPPLIERS	47,390	49,762
2.02.05.02	DEFERRED INCOME TAX	7,482	8,572
2.02.05.03	TAXES PAYABLE	11,173	14,949
2.02.05.04	TAXES IN INSTALLMENTS	146,054	148,783
2.02.05.05	ACCRUED PENSION PLAN	43,220	41,486
2.02.05.06	PROVISION FOR CONTINGENCIES	104,265	113,173
2.02.05.07	OTHER	3,107	3,573
2.03	DEFERRED INCOME	0	0
2.04	MINORITY INTEREST	576,903	540,576
2.05	SHAREHOLDERS' EQUITY	306,920	266,020
2.05.01	CAPITAL	279,977	279,977
2.05.01.01	COMMON SHARES	107,123	107,123

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 - 06/30/2005	4 - 03/31/2005
2.05.01.02	CLASS A PREFERRED SHARES	172,324	172,324
2.05.01.03	CLASS B PREFERRED SHARES	530	530
2.05.02	CAPITAL RESERVES	26,932	26,932
2.05.02.01	MONETARY RESTATEMENT OF CAPITAL	9,837	9,837
2.05.02.02	SHARE PREMIUM	6,057	6,057
2.05.02.03	SPECIAL MONETARY RESTATEMENT	378	378
2.05.02.04	INTEREST ON PROPERTY, PLANT AND EQUIPMENT IN PROGRESS	6,386	6,386
2.05.02.05	RESERVE FOR INVESTMENT GRANTS	9,927	9,927
2.05.02.06	TREASURY STOCK	(5,653)	(5,653)
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	SUBSIDIARIES/AFFILIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	766	766
2.05.04.01	LEGAL	766	766
2.05.04.02	STATUTORY	0	0
2.05.04.03	FOR CONTINGENCIES	0	0
2.05.04.04	UNREALIZED PROFIT	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNPAID DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	(755)	(41,655)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of Brazilian Reais, except for income (loss) per share)

1 – CODE	2 - DESCRIPTION	3 - FROM 04/01/2005 TO 06/30/2005	4 - FROM 01/01/2005 TO 06/30/2005	5 - FROM 04/01/2004 TO 06/30/2004	6 – FROM 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	466,766	912,408	392,317	776,626
3.01.01	ELECTRICITY SALES TO FINAL CONSUMERS	412,814	817,231	357,755	702,648
3.01.02	ELECTRICITY SALES TO DISTRIBUTORS	17,369	35,287	14,135	44,282
3.01.03	ELECTRICITY NETWORK USAGE CHARGES	19,283	36,028	7,161	12,863
3.01.04	PERIODIC TARIFF ADJUSTMENT	0	(7,715)	0	0
3.01.05	OTHER	17,300	31,577	13,266	16,833
3.02	DEDUCTIONS	(131,536)	(258,521)	(112,745)	(214,377)
3.02.01	ICMS (STATE VAT)	(90,860)	(180,635)	(70,859)	(138,128)
3.02.02	PIS (TAX ON REVENUE)	(7,731)	(15,017)	(6,651)	(13,568)
3.02.03	COFINS (TAX ON REVENUE)	(29,136)	(55,248)	(31,562)	(55,401)
3.02.04	GLOBAL RESERVE FOR REVERSION QUOTA (RGR)	(3,472)	(7,040)	(3,431)	(6,833)
3.02.05	ISS (SERVICE TAX)	(337)	(581)	(242)	(447)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	335,230	653,887	279,572	562,249
3.04	COST OF SALES AND/OR SERVICES	(214,859)	(429,347)	(185,782)	(370,389)
3.04.01	ELECTRICITY PURCHASED FOR RESALE	(120,683)	(234,576)	(104,426)	(214,473)
3.04.02	ELECTRIC POWER TRANSMISSION	(20,982)	(46,434)	(23,537)	(41,541)
3.04.03	PERSONNEL AND MANAGEMENT	(21,929)	(36,787)	(15,595)	(32,519)
3.04.04	PENSION PLAN	(2,166)	(4,341)	(3,403)	(4,662)
3.04.05	MATERIAL	(3,820)	(7,473)	(3,169)	(6,217)
3.04.06	OUTSIDE SERVICES	(4,566)	(8,917)	(4,100)	(6,783)
3.04.07	FUEL USAGE QUOTA (CCC)	(15,450)	(29,817)	(10,352)	(22,556)
3.04.08	POWER DEVELOPMENT ACCOUNT (CDE)	(4,592)	(8,945)	(2,804)	(5,321)
3.04.09	DEPRECIATION AND AMORTIZATION	(13,385)	(28,393)	(13,897)	(27,349)
3.04.10	PROVISION FOR CONTINGENCIES	1,307	(373)	(217)	(1,470)
3.04.11	OTHER EXPENSES	(2,752)	(5,492)	(1,394)	(3,275)
3.04.12	COST OF SERVICES PROVIDED TO THIRD PARTIES	(5,841)	(17,799)	(2,888)	(4,223)
3.05	GROSS PROFIT	120,371	224,540	93,790	191,860
3.06	OPERATING INCOME/(EXPENSES)	(65,938)	(172,674)	(93,040)	(173,948)
3.06.01	SELLING EXPENSES	(3,900)	(10,552)	(11,577)	(16,297)
3.06.01.01	PERSONNEL AND MANAGEMENT	(329)	(553)	(328)	(531)
3.06.01.04	OUTSIDE SERVICES	(2,868)	(5,204)	(1,928)	(3,360)
3.06.01.06	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(703)	(4,795)	(9,321)	(12,398)
3.06.01.08	OTHER EXPENSES	0	0	0	(8)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(18,196)	(50,783)	(28,163)	(49,739)
3.06.02.01	PERSONNEL AND MANAGEMENT	(12,538)	(21,830)	(5,548)	(14,288)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of Brazilian Reais, except for income (loss) per share)

1 – CODE	2 - DESCRIPTION	3 - FROM 04/01/2005 TO 06/30/2005	4 - FROM 01/01/2005 TO 06/30/2005	5 - FROM 04/01/2004 TO 06/30/2004	6 – FROM 01/01/2004 TO 06/30/2004
3.06.02.02	PENSION PLAN	(1,288)	(2,549)	(2,058)	(2,737)
3.06.02.03	MATERIAL	(480)	(1,050)	(414)	(621)
3.06.02.04	OUTSIDE SERVICES	(10,430)	(26,636)	(7,987)	(16,907)
3.06.02.05	DEPRECIATION AND AMORTIZATION	(2,042)	(4,061)	(250)	(846)
3.06.02.06	PROVISION FOR CONTINGENCIES	12,522	12,604	(7,954)	(7,944)
3.06.02.08	OTHER EXPENSES	(3,940)	(7,261)	(3,952)	(6,396)
3.06.03	FINANCIAL	(49,156)	(111,536)	(49,546)	(100,400)
3.06.03.01	FINANCIAL INCOME	43,108	76,875	18,680	27,858
3.06.03.02	FINANCIAL EXPENSES	(92,264)	(188,411)	(68,226)	(128,258)
3.06.04	OTHER OPERATING INCOME	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	(5,122)	(10,244)	(3,763)	(7,527)
3.06.05.01	GOODWILL AMORTIZATION	(5,122)	(10,244)	(3,763)	(7,527)
3.06.06	EQUITY IN SUBSIDIARIES	10,436	10,441	9	15
3.07	INCOME FROM OPERATIONS	54,433	51,866	750	17,912
3.08	NONOPERATING INCOME/ (EXPENSES)	35,560	36,469	650	766
3.08.01	INCOME	175,619	178,915	1,091	1,868
3.08.02	EXPENSES	(140,059)	(142,446)	(441)	(1,102)
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	89,993	88,335	1,400	18,678
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(1,621)	(9,206)	(1,038)	(10,931)
3.11	DEFERRED INCOME TAX	(11,200)	2,168	0	0
3.12	STATUTORY PROFIT SHARING/ CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.01.01	MANAGEMENT	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	0	0	64	64
3.14	MINORITY INTEREST	(36,271)	(47,983)	(7,849)	(19,711)
3.15	NET INCOME (LOSS)	40,901	33,314	(7,423)	(11,900)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	131,081,924	131,081,924	131,081,924	131,081,924
	INCOME PER SHARE (IN BRAZILIAN REAIS)	0.00031	0.00025		
	LOSS PER SHARE (IN BRAZILIAN REAIS)			(0.00006)	(0.00009)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

See Comments on Company's Performance, item 05.01.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1- ITEM	2- NAME OF SUBSIDIARY/ AFFILIATE	3- FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)	4- CLASSIFICATION	5- EQUITY INTEREST IN INVESTEE - %	6- INVESTOR'S SHAREHOLDERS' EQUITY - %
7- TYPE OF COMPANY		8- NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSAND)		9- NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSAND)	
01	CIA. DE ELETRICIDADE DE NOVA FRIBURGO	33.249.046/0001-06	CLOSELY-HELD SUBSIDIARY	59.47	15.40
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES		57,509		57,509	
02	ENERGISA S/A	00.864.214/0001-06	PUBLICLY-TRADED SUBSIDIARY	50.07	99.99
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES		18,991		18,991	
03	CAT-LEO CONST, IND E SERV DE ENERGIA S/A	07.115.880/0001-90	CLOSELY-HELD SUBSIDIARY	99.99	32.40
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES		45,889		16,889	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	03
2 – ORDER No.	03
3 – CVM REGISTRATION No.	SEP/GER/DEB-98/049
4 – DATE OF REGISTRATION WITH CVM	07/13/1998
5 – SERIES ISSUED	02
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	01/08/1997
9 – MATURITY DATE	01/02/2006
10 – TYPE OF DEBENTURE	FLOATING
11 – YIELD	TJLP + 4% per year
12 – PREMIUM / DISCOUNT	
13 – FACE VALUE (REAIS)	3,486.65
14 – AMOUNT ISSUED (THOUSANDS OF REAIS)	8,717
15 – NUMBER OF DEBENTURES ISSUED (UNIT)	2,500
16 – OUTSTANDING DEBENTURES (UNIT)	2,500
17 – TREASURY DEBENTURE (UNIT)	0
18 – DEBENTURE REDEEMED (UNIT)	0
19 – DEBENTURE CONVERTED (UNIT)	0
20 – DEBENTURE TO BE PLACED (UNIT)	0
21 – DATE OF LAST RESET	
22 – DATE OF NEXT EVENT	01/02/2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 – ITEM	04
2 – ORDER No.	04
3 – CVM REGISTRATION No.	SEP/GER/DCA-98/037
4 – DATE OF REGISTRATION WITH CVM	10/21/1998
5 – SERIES ISSUED	01
6 – TYPE OF ISSUE	CONVERTIBLE
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	08/12/1997
9 – MATURITY DATE	08/12/2007
10 – TYPE OF DEBENTURE	FIXED
11 – YIELD	TJLP + 5.5% per year
12 – PREMIUM / DISCOUNT	
13 – FACE VALUE (REAIS)	44.85
14 – AMOUNT ISSUED (THOUSANDS OF REAIS)	29,764
15 – NUMBER OF DEBENTURES ISSUED (UNIT)	663,609
16 – OUTSTANDING DEBENTURES (UNIT)	663,608
17 – TREASURY DEBENTURE (UNIT)	1
18 – DEBENTURE REDEEMED (UNIT)	0
19 – DEBENTURE CONVERTED (UNIT)	0
20 – DEBENTURE TO BE PLACED (UNIT)	0
21 – DATE OF LAST RESET	
22 – DATE OF NEXT EVENT	01/12/2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 – ITEM	05
2 – ORDER No.	04
3 – CVM REGISTRATION No.	SEP/GER/DCA-98/038
4 – DATE OF REGISTRATION WITH CVM	10/21/1998
5 – SERIES ISSUED	02
6 – TYPE OF ISSUE	CONVERTIBLE
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	08/12/1997
9 – MATURITY DATE	08/12/1997
10 – TYPE OF DEBENTURE	FIXED
11 – YIELD	TJLP + 2.5% per year
12 – PREMIUM / DISCOUNT	
13 – FACE VALUE (REAIS)	44.16
14 – AMOUNT ISSUED (THOUSANDS OF REAIS)	47,154
15 – NUMBER OF DEBENTURES ISSUED (UNIT)	1,067,696
16 – OUTSTANDING DEBENTURES (UNIT)	1,067,694
17 – TREASURY DEBENTURE (UNIT)	2
18 – DEBENTURE REDEEMED (UNIT)	0
19 – DEBENTURE CONVERTED (UNIT)	0
20 – DEBENTURE TO BE PLACED (UNIT)	0
21 – DATE OF LAST RESET	
22 – DATE OF NEXT EVENT	08/12/2007

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 – ITEM	06
2 – ORDER No.	06
3 – CVM REGISTRATION No.	CVM/SRE/DEB/2003/013
4 – DATE OF REGISTRATION WITH CVM	08/29/2003
5 – SERIES ISSUED	1
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	07/15/2003
9 – MATURITY DATE	07/15/2006
10 – TYPE OF DEBENTURE	FLOATING
11 – YIELD	CDI + 4.5% per year
12 – PREMIUM / DISCOUNT	
13 – FACE VALUE (REAIS)	454,106.63
14 – AMOUNT ISSUED (THOUSANDS OF REAIS)	49,952
15 – NUMBER OF DEBENTURES ISSUED (UNIT)	110
16 – OUTSTANDING DEBENTURES (UNIT)	110
17 – TREASURY DEBENTURE (UNIT)	0
18 – DEBENTURE REDEEMED (UNIT)	0
19 – DEBENTURE CONVERTED (UNIT)	0
20 – DEBENTURE TO BE PLACED (UNIT)	0
21 – DATE OF LAST RESET	
22 – DATE OF NEXT EVENT	07/15/2006

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

10.01 – CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 – ITEM	07
2 – ORDER No.	06
3 – CVM REGISTRATION No.	CVM/SRE/DEB/2003/014
4 – DATE OF REGISTRATION WITH CVM	08/29/2003
5 – SERIES ISSUED	2
6 – TYPE OF ISSUE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	07/15/2003
9 – MATURITY DATE	01/15/2008
10 – TYPE OF DEBENTURE	FLOATING
11 – YIELD	CDI + 4.5% per year
12 – PREMIUM / DISCOUNT	
13 – FACE VALUE (REAIS)	709,541.60
14 – AMOUNT ISSUED (THOUSANDS OF REAIS)	14,191
15 – NUMBER OF DEBENTURES ISSUED (UNIT)	20
16 – OUTSTANDING DEBENTURES (UNIT)	20
17 – TREASURY DEBENTURE (UNIT)	0
18 – DEBENTURE REDEEMED (UNIT)	0
19 – DEBENTURE CONVERTED (UNIT)	0
20 – DEBENTURE TO BE PLACED (UNIT)	0
21 – DATE OF LAST RESET	
22 – DATE OF NEXT EVENT	01/15/2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

16.01 - OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

Following are the statements of operations of the indirect subsidiaries Empresa Energética de Sergipe S/A – Energipe, CELB – Companhia Energética da Borborema and Saelpa – Sociedade Anônima de Eletrificação da Paraíba.

Statements of Operations
for the six-month periods ended June 30, 2005 and 2004
(In thousands of Brazilian reais - R$)

	ENERGIPE		CELB		SAELPA	
	2005	2004	2005	2004	2005	2004
GROSS OPERATING REVENUE						
Electricity sales to final consumers	235,844	207,253	55,169	51,399	313,397	268,471
Electricity sales to distributors	6,062	13,458	32	1,718	447	8,526
Electricity network usage charges	15,889	8,522	1,345	-	8,983	-
Periodic tariff adjustment	(7,715)	-	-	-	-	-
Other	2,278	1,983	535	508	3,570	1,758
	252,358	**231,216**	**57,081**	**53,625**	**326,397**	**278,755**
DEDUCTIONS						
ICMS (State VAT)	49,083	41,613	11,707	7,959	70,734	48,936
PIS (tax on revenue)	4,231	3,967	954	893	5,489	4,730
COFINS (tax on revenue)	15,417	16,212	3,583	3,722	20,758	19,326
ISS (service tax)	75	64	4	4	34	11
Global reserve for reversion quota (RGR)	1,878	1,970	216	219	2,724	2,332
	70,684	**63,826**	**16,464**	**12,797**	**99,739**	**75,335**
NET OPERATING REVENUE	**181,674**	**167,390**	**40,617**	**40,828**	**226,658**	**203,420**
COST OF ELECTRIVITY SERVICE						
Cost of electricity	**72,164**	**72,554**	**20,387**	**20,599**	**99,683**	**104,127**
Electricity purchased for resale	62,656	63,337	17,709	17,678	81,904	86,627
Electric power transmission	9,508	9,217	2,678	2,921	17,779	17,500
Cost of operation	**31,291**	**29,102**	**9,376**	**7,206**	**56,233**	**42,109**
Personnel	9,061	6,599	2,780	2,665	15,575	12,650
Pension plan	1,593	1,716	-	-	2,465	2,573
Material	2,050	1,710	438	330	3,063	2,375
Outside services	1,575	1,717	713	613	7,816	5,531
Fuel usage quota (CCC)	7,804	7,743	2,644	1,663	13,700	8,102
Power development account (CDE)	1,457	1,027	461	348	2,365	1,017
Depreciation and amortization	6,930	6,143	1,305	1,223	9,452	8,294
Provision for contingencies	(603)	1,194	713	-	10	101
Other expenses	1,424	1,253	322	364	1,787	1,466
Cost of services provided to third parties	**756**	**748**	**251**	**177**	**1,112**	**882**
	104,211	**102,404**	**30,014**	**27,982**	**157,028**	**147,118**
GROSS PROFIT	**77,463**	**64,986**	**10,603**	**12,846**	**69,630**	**56,302**
OPERATING EXPENSES						

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

16.01 - OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

Selling expenses	**3,669**	**2,968**	**9**	**930**	**1,521**	**9,749**
Outside services	1,539	869	325	267	2,455	1,550
Allowance for doubtful accounts	2,130	2,099	(316)	663	(934)	8,199
General and administrative expenses	**14,309**	**15,984**	**1,294**	**5,107**	**4,754**	**12,849**
Personnel and management	8,372	7,217	785	733	5,789	3,407
Pension plan	1,659	1,787	72	82	1,056	1,103
Material	112	54	6	152	159	77
Outside services	2,082	2,346	956	1,023	5,467	3,330
Depreciation and amortization	684	607	354	292	1,448	544
Provision for contingencies	-	2,807	(1,284)	2,565	(11,768)	1,976
Other expenses	1,400	1,166	405	260	2,603	2,412
	17,978	**18,952**	**1,303**	**6,037**	**6,725**	**22,598**
GROSS PROFIT	**59,485**	**46,034**	**9,299**	**6,809**	**63,355**	**33,704**
Financial income	11,387	9,538	5,764	3,416	26,227	18,086
Financial expenses	(56,859)	(41,757)	(8,879)	(5,531)	(45,159)	(30,722)
Goodwill amortization	(6,526)	(5,316)	-	-	-	-
Equity in subsidiaries	20,919	8,768	-	-	-	-
OPERATING INCOME	**28,406**	**17,267**	**6,185**	**4,694**	**44,423**	**21,068**
NONOPERATING INCOME (EXPENSES)						
Nonoperating income	450	181	43	61	990	799
Nonoperating expenses	374	(53)	(5)	(127)	(173)	(205)
	824	**128**	**38**	**(66)**	**817**	**594**
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	**29,230**	**17,395**	**6,223**	**4,628**	**45,240**	**21,662**
Income and social contribution taxes	(588)	(3,812)	(2,081)	(1,546)	(15,080)	(7,154)
Deferred tax	11,042	-	-	-	-	-
NET INCOME	**39,684**	**13,583**	**4,142**	**3,082**	**30,160**	**14,508**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

17.01 - UNQUALIFIED SPECIAL REVIEW REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
Companhia Força e Luz Cataguazes Leopoldina
Cataguases – MG

1. We have performed a special review of the accompanying interim financial statements of Companhia Força e Luz Cataguazes Leopoldina and subsidiaries (Company and Consolidated), consisting of the balance sheets as of June 30, 2005, and the related statements of income for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. On June 30, 2005, 2005, the Company has negative working capital of R$168,995,000 (R$199,319,000 as of March 31, 2005) and R$502,601,000 (R$602,847,000 as of March 31, 2005), Company and Consolidated, and current and long-term debts recorded under the captions "Debt charges", "Loans and financing" and "Debentures", in the amounts of R$291,372,000 (R$333,313,000 as of March 31, 2005) and R$1,123,439,000 (R$1,222,080,000 as of March 31, 2005), Company and Consolidated, which has contributed to adversely impact the results of operations of the Company and its subsidiaries in recent years. As discussed in note 1, as part of the debt rescheduling program, management concluded in April 2005 the sale process of its investee Cat-Leo Energia S.A. ("Cat-Leo"), which resulted in a cash inflow of R$175,931,000 and a reduction in consolidated indebtedness of approximately R$89,325,000. Subsequent to the close of this quarter, the Company and its subsidiaries raised long-term funds through a public offering of 700 senior quotas of the Receivables Investment Fund (Cataguazes-Leopoldina FIDC), in the total amount of R$210,000,000, and entered into a financing agreement in the amount of R$130,000,000 through Bank Credit Notes (CCB), which will be released in the third quarter. Management believes that these transactions, coupled with internal projections of positive results, will be sufficient to ensure adequate liquidity to maintain the operations of the Company and its subsidiaries, and gradually reduce the debt and financial charges thereon.

5. As discussed in note 5, as a result of the periodic tariff adjustment set forth in the energy distribution concession contracts, the National Electric Energy Agency (ANEEL) determined a provisional tariff adjustment for Companhia Força e Luz Cataguazes Leopoldina and its subsidiary Companhia de Eletricidade de Nova Friburgo ("CENF"), resulting in an increase in energy tariffs of 12.66% and 18.00%, respectively, beginning on June 18, 2004 for the Company and CENF. As of June 30, 2005, said tariff adjustments are still under validation process for definitive ratification by ANEEL; accordingly, the interim financial statements do not include any adjustments that might result from the definitive tariff adjustments of these two electricity distribution companies.

6. As discussed in note 14, the Company has receivables of R$14,052,000 (R$13,432,000 as of March 31, 2005) for advances for future capital increase granted to the subsidiary Teleserv S.A., which, due to the current level of operations started in mid-2001, has reported losses in recent years. In 2004 the subsidiary implemented a new

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

17.01 - UNQUALIFIED SPECIAL REVIEW REPORT

product to supplement its principal business activity and management, based on projections of success of this new product, believes that the subsidiary will achieve the necessary profitability to recover the investment classified as advance for future capital increase by the Company.

7. As discussed in notes 19 and 21, certain minority shareholders filed lawsuits challenging the resolutions of the Extraordinary Shareholders' Meeting of December 9, 2003, which, among other things, determined a capital reduction of R$74,358,000 with absorption of current and prior year losses. Subsequently, one of these shareholders, a signatory of the Company's shareholders' agreement, requested from the ICC International Court of Arbitration the establishment of an arbitration process against the Company and its direct controlling shareholders, in order to obtain a statement of invalidity of votes cast at the Extraordinary Shareholders' Meeting. Said shareholder included in the arbitration process an indemnity claim of R$908,000,000, and management, based on its legal counsel's opinion, believes that a successful outcome for the Company is possible and, therefore, no reserve for contingencies has been recorded. If the final court decision is against the resolutions of the Extraordinary Shareholders' Meeting, the capital reduction recorded in the financial statements for the year ended December 31, 2003 and maintained in the interim financial statements as of June 30, 2005 may be revised.

8. As mentioned in note 11, the jointly-owned subsidiary Usina Termelétrica de Juiz de Fora S.A. – UTEJF has accumulated fuel gas credits in the amount of R$26,220,000, which must be consumed within 7 years. As of June 30, 2005, the Company is negotiating with suppliers other ways to use these credits before the time limit. Based on the expectation of success in the ongoing negotiations and internal operating projections, the Company expects to realize the total gas credits within the time limit and, therefore, no provision for loss on this asset has been recorded.

9. We have previously reviewed the Company and consolidated balance sheets as of March 31, 2005, presented for comparative purposes, and have issued an unqualified review report thereon, dated May 6, 2005, which contained emphasis-of-matter paragraphs regarding the matters mentioned in paragraphs 4, 5, 6 and 7 above and the fact that the Company was not compliant with the financial ratios established in the 6th issue of debentures, resulting in an increase of 1% per year in financial charges and the risk of accelerated maturity if the situation had not been resolved in this quarter. We have also performed a special review of the Company and consolidated statements of income for the quarter and six-month period ended June 30, 2004, presented for comparative purposes, and issued an unqualified review report thereon, dated August 13, 2004, which included emphasis-of-matter paragraphs r egarding the matters mentioned in paragraphs 4, 6 and 7 above and the credits related to preliminary injunctions of the Electric Power Trade Chamber (CCEE), which are subject to changes depending on the final outcome of the ongoing lawsuits.

10. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, August 11, 2005

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Iara Pasian
Engagement Partner

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY/AFFILIATE

COMPANY NAME
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - STATEMENTS OF OPERATIONS OF SUBSIDIARIES/AFFILIATES (In thousands of Brazilian reais, except for income (loss) per share)

1 - CODE	2 – DESCRIPTION	3 - FROM 04/01/2005 TO 06/30/2005	4 - FROM 01/01/2005 TO 06/30/2005	5 - FROM 04/01/2004 TO 06/30/2004	6 - FROM 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	26,237	51,278	21,244	41,457
3.01.01	ELECTRICITY SALES TO FINAL CONSUMERS	25,421	49,714	20,389	39,895
3.01.02	ELECTRICITY SALES TO DISTRIBUTORS	45	82	234	506
3.01.03	ELECTRICITY NETWORK USAGE CHARGES	237	477	132	358
3.01.04	OTHER	534	1,005	489	698
3.02	DEDUCTIONS	(8,515)	(16,787)	(7,345)	(14,047)
3.02.01	ICMS (STATE VAT)	(6,466)	(12,728)	(5,180)	(10,112)
3.02.02	PIS (TAX ON REVENUE)	(436)	(852)	(351)	(690)
3.02.03	COFINS (TAX REVENUE)	(1,429)	(2,839)	(1,626)	(2,866)
3.02.04	GLOBAL RESERVE FOR REVERSION QUOTA (RGR)	(184)	(368)	(188)	(379)
3.02.05	ISS (SERVICE TAX)	0	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	17,722	34,491	13,899	27,410
3.04	COST OF SALES AND/OR SERVICES	(13,753)	(24,380)	(10,819)	(21,261)
3.04.01	ELECTRICITY PURCHASED FOR RESALE	(6,484)	(10,343)	(5,961)	(11,712)
3.04.02	ELECTRIC POWER TRANSMISSION	(3,423)	(6,365)	(2,373)	(4,608)
3.04.03	PERSONNEL AND MANAGEMENT	(507)	(933)	(384)	(865)
3.04.05	MATERIAL	(228)	(382)	(156)	(293)
3.04.06	OUTSIDE SERVICES	(1,100)	(2,083)	(329)	(620)
3.04.07	FUEL USAGE QUOTA (CCC)	(645)	(1,290)	(522)	(1,115)
3.04.08	POWER DEVELOPMENT ACCOUNT (CDE)	(563)	(1,127)	(362)	(700)
3.04.09	DEPRECIATION AND AMORTIZATION	(684)	(1,361)	(566)	(1,149)
3.04.11	OTHER EXPENSES	(67)	(371)	(152)	(312)
3.04.12	COST OF SERVICES PROVIDED TO THIRD PARTIES	(52)	(125)	(14)	113
3.05	GROSS PROFIT	3,969	10,111	3,080	6,149
3.06	OPERATING INCOME/(EXPENSES)	(2,023)	(3,414)	(1,767)	(4,545)
3.06.01	SELLING EXPENSES	(313)	(378)	15	(451)
3.06.01.04	OUTSIDE SERVICES	(73)	(138)	(56)	(87)
3.06.01.06	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(240)	(240)	71	(364)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(2,435)	(4,347)	(2,007)	(3,965)
3.06.02.01	PERSONNEL AND MANAGEMENT	(623)	(1,169)	(565)	(985)
3.06.02.02	PENSION PLAN	(4)	(10)	(6)	(7)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY/AFFILIATE

COMPANY NAME
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - STATEMENTS OF OPERATIONS OF SUBSIDIARIES/AFFILIATES (In thousands of Brazilian reais, except for income (loss) per share)

1 - CODE	2 – DESCRIPTION	3 - FROM 04/01/2005 TO 06/30/2005	4 - FROM 01/01/2005 TO 06/30/2005	5 - FROM 04/01/2004 TO 06/30/2004	6 - FROM 01/01/2004 TO 06/30/2004
3.06.02.03	MATERIAL	5	13	9	10
3.06.02.04	OUTSIDE SERVICES	(1,164)	(2,286)	(1,340)	(2,680)
3.06.02.05	DEPRECIATION AND AMORTIZATION	(73)	(145)	(60)	(114)
3.06.02.06	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0	0	0
3.06.02.07	PROVISION FOR CONTINGENCIES	(380)	(447)	0	(81)
3.06.02.08	OTHER EXPENSES	(196)	(303)	(45)	(108)
3.06.03	FINANCIAL	725	1,311	225	(129)
3.06.03.01	FINANCIAL INCOME	2,302	4,371	1,595	3,139
3.06.03.02	FINANCIAL EXPENSES	(1,577)	(3,060)	(1,370)	(3,268)
3.06.04	OTHER OPERATING INCOME	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.05.01	GOODWILL AMORTIZATION	0	0	0	0
3.06.06	EQUITY IN SUBSIDIARIES	0	0	0	0
3.07	INCOME FROM OPERATIONS	1,946	6,697	1,313	1,604
3.08	NONOPERATING INCOME (EXPENSES)	237	254	81	124
3.08.01	INCOME	243	279	62	169
3.08.02	EXPENSES	(6)	(25)	19	(45)
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	2,183	6,951	1,394	1,728
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(682)	(2,270)	(465)	(586)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING/ CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.01.01	MANAGEMENT	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	0	0	0	0
3.15	NET INCOME (LOSS)	1,501	4,681	929	1,142
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	96,699	96,699	96,699	96,699
	INCOME PER SHARE (IN BRAZILIAN REAIS)	0.01552	0.04841	0.00961	0.01181
	LOSS PER SHARE (IN BRAZILIAN REAIS)				

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

18.02 – COMMENTS ON SUBSIDIARY/AFFILIATE'S PERFORMANCE

Subsidiary/Affiliate: CIA. DE ELETRICIDADE DE NOVA FRIBURGO

See Comments on Company's Performance.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY/AFFILIATE

COMPANY NAME
ENERGISA S/A

18.01 - STATEMENTS OF OPERATIONS OF SUBSIDIARIES/AFFILIATES (In thousands of Brazilian Reais, except for income (loss) per share)

1 – CODE	2 - DESCRIPTION	3 - FROM 04/01/2005 TO 06/30/2005	4 - FROM 01/01/2005 TO 06/30/2005	5 - FROM 04/01/2004 TO 06/30/2004	6 – FROM 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS	0	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF SALES AND/OR SERVICES	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING INCOME/(EXPENSES)	31,961	43,856	3,085	12,829
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(114)	(238)	(108)	(120)
3.06.02.01	PERSONNEL AND MANAGEMENT	(8)	(24)	(11)	(11)
3.06.02.04	OUTSIDE SERVICES	(80)	(172)	(87)	(91)
3.06.02.10	OTHER EXPENSES	(26)	(42)	(10)	(18)
3.06.03	FINANCIAL	145	288	(166)	(110)
3.06.03.01	FINANCIAL INCOME	612	1,205	490	871
3.06.03.02	FINANCIAL EXPENSES	(467)	(917)	(656)	(981)
3.06.04	OTHER OPERATING INCOME	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	(296)	(592)	(253)	(506)
3.06.05.01	GOODWILL AMORTIZATION	(296)	(592)	(253)	(506)
3.06.06	EQUITY IN SUBSIDIARIES	32,226	44,398	3,612	13,565
3.07	INCOME FROM OPERATIONS	31,961	43,856	3,085	12,829
3.08	NONOPERATING INCOME/ (EXPENSES)	0	0	0	0
3.08.01	INCOME	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	31,961	43,856	3,085	12,829
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(4)	(7)	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING/ CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.01.01	MANAGEMENT	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	0	0	64	64
3.15	NET INCOME (LOSS)	31,957	43,849	3,085	12,829
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	37,931	37,931	37,931	37,931

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY/AFFILIATE

COMPANY NAME
ENERGISA S/A

18.01 - STATEMENTS OF OPERATIONS OF SUBSIDIARIES/AFFILIATES (In thousands of Brazilian Reais, except for income (loss) per share)

1 – CODE	2 - DESCRIPTION	3 - FROM 04/01/2005 TO 06/30/2005	4 - FROM 01/01/2005 TO 06/30/2005	5 - FROM 04/01/2004 TO 06/30/2004	6 – FROM 01/01/2004 TO 06/30/2004
	INCOME PER SHARE (IN BRAZILIAN REAIS)	0.84250	1.15602	0.08133	0.33822
	LOSS PER SHARE (IN BRAZILIAN REAIS)				

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

18.02 – COMMENTS ON SUBSIDIARY'S/AFFILIATE'S PERFORMANCE

Subsidiary/Affiliate : ENERGISA S/A

Energisa is a publicly-traded non-operating holding company that holds the direct and indirect controlling ownership interest in the electricity distribution companies Energipe, Saelpa and CELB.

The report on CFLCL's performance contains information on the performance of these concessionaires.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY/AFFILIATE

COMPANY NAME
CAT-LEO CONST, IND E SERV DE ENERGIA S/A

18.01 - STATEMENTS OF OPERATIONS OF SUBSIDIARIES/AFFILIATES (In thousands of Brazilian Reais, except for income (loss) per share)

1 – CODE	2 - DESCRIPTION	3 - FROM 04/01/2005 TO 06/30/2005	4 - FROM 01/01/2005 TO 06/30/2005	5 - FROM 04/01/2004 TO 06/30/2004	6 – FROM 01/01/2004 TO 06/30/2004
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	24,623	45,542	0	0
3.01.01	ELECTRICITY SALES TO FINAL CONSUMERS	0	0	0	0
3.01.02	ELECTRICITY SALES TO DISTRIBUTORS	0	0	0	0
3.01.03	ELECTRICITY NETWORK USAGE CHARGES	0	0	0	0
3.01.05	OTHER	24,623	45,542	0	0
3.02	DEDUCTIONS	(1,036)	(1,854)	0	0
3.02.01	ICMS (STATE VAT)	0	0	0	0
3.02.02	PIS (TAX ON REVENUE)	(166)	(296)	0	0
3.02.03	COFINS (TAX ON REVENUE)	(763)	(1,366)	0	0
3.02.04	GLOBAL RESERVE FOR REVERSION QUOTA (RGR)	0	0	0	0
3.02.05	ISS (SERVICE TAX)	(107)	(192)	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	23,587	43,688	0	0
3.04	COST OF SALES AND/OR SERVICES	(16,825)	(33,004)	0	0
3.04.01	ELECTRICITY PURCHASED FOR RESALE	(7,217)	(13,209)	0	0
3.04.02	ELECTRIC POWER TRANSMISSION	(604)	(1,162)	0	0
3.04.03	PERSONNEL AND MANAGEMENT	(771)	(1,354)	0	0
3.04.04	PENSION PLAN	0	0	0	0
3.04.05	MATERIAL	(59)	(108)	0	0
3.04.06	OUTSIDE SERVICES	(66)	(231)	0	0
3.04.07	FUEL USAGE QUOTA (CCC)	0	0	0	0
3.04.08	POWER DEVELOPMENT ACCOUNT (CDE)	0	0	0	0
3.04.09	DEPRECIATION AND AMORTIZATION	(1,010)	(2,082)	0	0
3.04.10	PROVISION FOR CONTINGENCIES	(28)	(52)	0	0
3.04.11	OTHER EXPENSES	(101)	(180)	0	0
3.04.12	COST OF SERVICES PROVIDED TO THIRD PARTIES	(6,969)	(14,626)	0	0
3.05	GROSS PROFIT	6,762	10,684	0	0
3.06	OPERATING INCOME/(EXPENSES)	3,878	(1,356)	0	0
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.01.01	PERSONNEL AND MANAGEMENT	0	0	0	0
3.06.01.02	PENSION PLAN	0	0	0	0
3.06.01.03	MATERIAL	0	0	0	0
3.06.01.04	OUTSIDE SERVICES	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY/AFFILIATE

COMPANY NAME
CAT-LEO CONST, IND E SERV DE ENERGIA S/A

18.01 - STATEMENTS OF OPERATIONS OF SUBSIDIARIES/AFFILIATES (In thousands of Brazilian Reais, except for income (loss) per share)

1 – CODE	2 - DESCRIPTION	3 - FROM 04/01/2005 TO 06/30/2005	4 - FROM 01/01/2005 TO 06/30/2005	5 - FROM 04/01/2004 TO 06/30/2004	6 – FROM 01/01/2004 TO 06/30/2004
3.06.01.05	DEPRECIATION AND AMORTIZATION	0	0	0	0
3.06.01.06	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0	0	0
3.06.01.07	PROVISION FOR CONTINGENCIES	0	0	0	0
3.06.01.08	OTHER EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(949)	(4,579)	0	0
3.06.02.01	PERSONNEL AND MANAGEMENT	(88)	(161)	0	0
3.06.02.02	PENSION PLAN	0	(1)	0	0
3.06.02.03	MATERIAL	(55)	(92)	0	0
3.06.02.04	OUTSIDE SERVICES	(614)	(3,981)	0	0
3.06.02.05	DEPRECIATION AND AMORTIZATION	(13)	(23)	0	0
3.06.02.06	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0	0	0
3.06.02.07	PROVISION FOR CONTINGENCIES	0	0	0	0
3.06.02.08	OTHER EXPENSES	(179)	(321)	0	0
3.06.03	FINANCIAL	4,827	3,223	0	0
3.06.03.01	FINANCIAL INCOME	5,093	5,311	0	0
3.06.03.02	FINANCIAL EXPENSES	(266)	(2,088)	0	0
3.06.04	OTHER OPERATING INCOME	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.05.01	GOODWILL AMORTIZATION	0	0	0	0
3.06.06	EQUITY IN SUBSIDIARIES	0	0	0	0
3.07	INCOME FROM OPERATIONS	10,640	9,328	0	0
3.08	NONOPERATING INCOME/ (EXPENSES)	50	(2,442)	0	0
3.08.01	INCOME	5,548	5,552	0	0
3.08.02	EXPENSES	(5,498)	(7,994)	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	10,690	6,886	0	0
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(3,901)	(5,488)	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING/ CONTRIBUTIONS	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.01.01	MANAGEMENT	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL CORPORATE TAXPAYERS' REGISTRATION NUMBER (CNPJ)
00327-1	CIA. FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY/AFFILIATE

COMPANY NAME
CAT-LEO CONST, IND E SERV DE ENERGIA S/A

18.01 - STATEMENTS OF OPERATIONS OF SUBSIDIARIES/AFFILIATES (In thousands of Brazilian Reais, except for income (loss) per share)

1 – CODE	2 - DESCRIPTION	3 - FROM 04/01/2005 TO 06/30/2005	4 - FROM 01/01/2005 TO 06/30/2005	5 - FROM 04/01/2004 TO 06/30/2004	6 – FROM 01/01/2004 TO 06/30/2004
3.15	NET INCOME (LOSS)	6,789	1,398	0	0
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	45,889	45,889	16,889	16,889
	INCOME PER SHARE (IN BRAZILIAN REAIS)	0.14794	0.03046	0.00000	0.00000
	LOSS PER SHARE (IN BRAZILIAN REAIS)				